
11006356

As filed with the Securities and Exchange Commission on April 19, 2011
File No. 24-10058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-QUALIFICATION AMENDMENT NO. 10
TO THE
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2011
WASH. D.C.
211

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Christina M. Gattuso, Esq.
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5800

6712
(Primary Standard Industrial Classification Code Number)

14-1777653
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Directors of Delhi Bank Corp.

Timothy C. Townsend, Chairman of the Board
Robert W. Armstrong, Director
Raymond Christensen, Director
Andrew F. Davis III, Director
Michael E. Finberg, Director
Bruce J. McKeegan, Director
Ann S. Morris, Director
Paul J. Roach, Director

The business address of each director is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b) Officers of Delhi Bank Corp.

Robert W. Armstrong, President and Chief Executive Officer
Suzanne L. MacDonald, Vice President
Peter V. Gioffe, Treasurer
Gretchen E. Rossley, Secretary

The business address of each officer is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c) Not applicable.

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and The Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of Delhi Bank Corp.'s common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h) Counsel to Delhi Bank Corp. is:

Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons in connection with this offering.

(b) The common stock to be offered by Delhi Bank Corp. pursuant to the Company's Dividend Reinvestment Plan will be offered to Delhi Bank Corp.'s existing security holders, who reside in the States of Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. The Dividend Reinvestment Plan and any shares sold by Delhi Bank Corp. pursuant to such Plan are being offered to existing security holders of Delhi Bank Corp. by delivery of the Offering Circular by U.S. Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. **Marketing Arrangements**

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered, or for withholding commissions.

Purchases and sales of Delhi Bank Corp. common stock in the open market are processed by the brokerage firm of Howe Barnes Hoefer & Arnett, Inc., who has agreed to be a market maker for Delhi Bank Corp. common stock. Howe Barnes Hoefer & Arnett, Inc. has entered into a definitive merger agreement to be acquired by Raymond James Financial, Inc. The transaction is expected to close on or about March 31, 2011.

(b) No underwriter will be used in connection with this offering.

Item 8. **Relationships with Issuer Experts Named in Offering Statement**

Dannible & McKee, LLP is Delhi Bank Corp.'s independent auditor. Dannible & McKee, LLP is neither employed by Delhi Bank Corp. on a contingent basis nor does Dannible & McKee, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9. **Use of Solicitation of Interest Document**

There will be no use of a solicitation of interest document in connection with this offering.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

DELHI BANK CORP.
124 Main Street
Delhi, New York 13753
(607) 746-0700

OFFERING
185,000 Shares of Common Stock

We are offering to our stockholders residing in the State of New York and certain other states shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 393,750 shares of our common stock under the Plan. The number of shares authorized under the Plan increased from 262,500 to 393,750 upon completion of a three-for-two stock split of Delhi Bank Corp. common stock, declared by Delhi Bank Corp on December 18, 2009 and paid on December 30, 2009. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $5.0 million in any 12 month period. The aggregate offering price for all securities sold under the Plan over the 12 month period prior to the date of this offering circular was approximately $347,388. In order to comply with this requirement and taking into account the number of shares that have been sold over the prior 12 month period under the Plan, the number of shares that we are authorized to issue under the Plan is currently 185,000 shares. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol "DWNX." As of April 18, 2011, the market price per share of the common stock was $24.60.

	Price to Public (1)	Proceeds to Issuer or Other Person (2)(3)(4)
Per Share of Common Stock, Par Value $1.00 Per Share.....	$ 24.60	$ 24.60
Total (185,000 shares)..	$4,551,000	$4,551,000

(1) Price per share is based upon the market price per share ($24.60) as of April 18, 2011. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend investment date.
(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $5.0 million. As of the date of this offering circular, we have sold 68,052 shares under the Plan and received gross proceeds of $1,255,576 for securities sold pursuant to this offering.
(3) There are no underwriters in connection with the Plan.
(4) Does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of approximately $275,746.

Investment in our common stock involves risk. See "Risk Factors," beginning on page 3.

The United States Securities and Exchange Commission (the "Commission") or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is April 19, 2011.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we," "us" and "our" refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0700

The Delaware National Bank, a national bank, opened for business in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York, Davenport, New York and Hobart, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $4.6 million in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 185,000 shares, as adjusted for the three-for-two stock splits of the Delhi Bank Corp. common stock, paid on March 21, 2006 and December 30, 2009. To date we have sold 68,052 shares under the Plan for gross proceeds of $1,255,576.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of the Company and a resident of one of the following states: Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one (1) whole share of our common stock who are residents of Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan.

Participation

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*

Reinvestment Dividends

Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.

Dividend Investment Date

The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases

Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan

Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from shares held in our treasury.

Price of Common Stock Purchased Under the Plan

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date.

Certificates for Shares Held Under the Plan

The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation

Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2010, $16.4 million, or 24.1%, of our loan portfolio consisted of commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

A majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

A continuation or worsening of economic conditions could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment levels, declines in real estate values and erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. Our local economy has mirrored the overall economy. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Most of our loans are secured by real estate or made to businesses in the southern suburban area of metropolitan Pittsburgh. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loans losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $83,500. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $828,721. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, the Office of the Comptroller of the Currency, our chartering authorities and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Board of Governors of the Federal Reserve System. The Dodd-Frank Act also creates a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions, such as the Bank, will be reduced as well, and State Attorneys General will have greater authority to bring a suit against a federally chartered institution for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 68,052 shares, as adjusted to reflect the December 30, 2009 three-for-two stock split, from our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the Pink Sheets Electronic Quotation Service. Purchases and sales of our common stock are being processed by the brokerage firm of Howe Barnes Hoefer & Arnett, Inc., which has agreed to be a market maker for our common stock. Howe Barnes Hoefer & Arnett, Inc. and Raymond James Financial, Inc. have entered into a definitive merger agreement pursuant to which Raymond James will acquire Howe Barnes. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2010, we declared dividends of $0.55 per share. It is the Board of Directors' present intention to continue our current dividend payment policy. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 500 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of December 31, 2010, we had 385 record holders of our common stock. Eligibility to participate in the Plan is limited to current stockholders residing in the States of Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. Accordingly, we do not believe that our record holders will exceed 500 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional states. The Plan was amended on February 28, 2006, March 13, 2007, March 11, 2008, February 24, 2010 and February 16, 2011. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one (1) whole share of Delhi Bank Corp. common stock who are residents of the States of Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (*e.g.*, in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the states set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $25 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the Pink Sheets Electronic Quotation Service for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Yes. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders. To date, all shares purchased under the Plan have been purchased directly from Delhi Bank Corp.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan Administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our proxy statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0740

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;
- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
- increased competitive pressures among financial services companies;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that adversely affect our business;
- adverse changes in the securities markets; and
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December 31,	
	2010	**2009**
	(In thousands, except for share and per share data)	
Financial Condition Data:		
Assets:		
Cash and cash equivalents	$ 9,439	$ 5,760
Investment securities:		
Available for sale	87,720	84,141
Held to maturity	7,186	9,142
Total investment securities	94,906	93,283
Loans receivable	78,182	72,020
Less allowance for loan losses	968	769
Net loans	77,214	71,251
Premises and equipment, net	3,540	3,054
Accrued interest receivable and other assets	9,487	8,749
Total assets	$194,586	$182,097
Liabilities and Stockholders' Equity:		
Deposits:		
Noninterest-bearing	$ 27,303	$ 25,988
Interest-bearing	142,255	126,872
Total deposits	169,558	152,860
Capital lease obligation and advances from correspondent banks and Federal Home Loan Bank	2,024	6,083
Accrued interest payable and other liabilities	3,450	3,798
Total liabilities	$175,032	$162,741
Stockholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized; 1,559,250 shares issued at December 31, 2010 and 2009	$1,559	$ 1,559
Additional paid-in capital	861	713
Retained earnings	18,945	18,286
Unrealized gains on available for sale securities	439	1,151
Less :		
Treasury stock at cost (149,214 shares in 2010 and 162,589 shares in 2009)	(2,250)	(2,353)
Total stockholders' equity	19,554	19,356
Total liabilities and stockholders' equity	$194,586	$182,097
Book value per share	$ 13.87	$ 13.86

	At December 31,	
	2010	2009
	(In thousands, except for share and per share data)	
Operating Data:		
Interest Income:		
Loans receivable	$ 4,494	$ 4,518
Investment securities:		
United States treasury and agency securities	466	691
Mortgage-backed securities	1,742	2,013
State and local governments	1,197	1,047
Other	28	65
Interest on depository balances	36	32
Total interest income	$ 7,963	$ 8,366
Interest Expense	(2,160)	(2,385)
Net interest income	5,803	5,981
Provision for loan losses	(410)	(215)
Net interest income after provision for loan losses	5,393	5,766
Noninterest Income:		
Service charges and fees	1,266	1,318
Net realized gains (losses) from sales of available for sale securities	170	76
Other	216	223
Total noninterest income	$ 1,652	$ 1,617
Noninterest Expenses:		
Salaries and wages	2,042	1,961
Pensions and benefits	979	942
Occupancy expense	1,091	1,046
Other	1,546	1,644
Total noninterest expense	5,658	5,593
Income before income taxes	1,387	1,790
Income tax expense	(72)	397
Net income	$ 1,459	$ 1,393
Capital Ratios:		
Leverage ratio	9.94%	10.16%
Tier 1 risk weighted capital	22.41	22.16
Total risk weighted capital	23.54	23.08
Per Share Data:		
Earnings per share	$ 1.04	$ .99
Dividends per share	.57	.54
Asset Quality Ratios:		
Allowance for loan losses as a percentage of total loans	1.24%	1.07%
Allowance for loan losses as a percentage of nonperforming loans	71.25	57.78
Nonperforming loans as a percentage of total loans	1.76	1.85
Nonperforming loans as a percentage of total assets	.70	.73
Performance Ratios:		
Return on average total assets	.76%	.75%
Return on average equity	7.27	7.32
Interest rate spread	3.05	3.21
Net interest margin	3.32	3.52
Dividend payout ratio	54.78	54.55

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2010, we had 385 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans, small business loans and student loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit facilities, travelers' checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

Delaware National Realty Corp., a wholly owned subsidiary of The Delaware National Bank, is a real estate investment trust, which was incorporated in the State of New York on July 5, 2002 for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one- to four-family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp. At December 31, 2010, Delaware National Realty Corp. had total assets of $24.5 million.

The Delaware National Bank's telephone number is (607) 746-0700. The Delaware National Bank's website is www.dnbd.net. Information on The Delaware National Bank's website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be the Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower's business or the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner's primary residence. We may also require personal guarantees. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of our mortgage loan originations are existing customers, walk-in traffic, referrals from customers and advertising. Commercial, agricultural and consumer loans are generated primarily through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer's experience and tenure. Loans over certain specified amounts are approved either by the Loan Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves. At December 31, 2010, our regulatory limit on loans to one borrower was $2.3 million. At that date, our largest lending relationship was $2.0 million and was secured by a certificate of deposit and real estate, with an existing assignment of life insurance. This loan was performing in accordance with its original terms at December 31, 2010.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Chief Executive Officer and President is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. We also maintain an advance credit facility agreement with another financial institution.

Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, the Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2010, trust assets under administration were $28.1 million, consisting of 332 accounts.

Personnel

As of December 31, 2010, we had 50 full-time employees and 4 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. Each of these buildings are owned by The Delaware National Bank. The Delaware National Bank also has full-service branch offices located in Margaretville, New York, Davenport, New York and Hobart, New York. In addition, The Delaware National Bank owns and operates six ATM facilities, including one located at The Delaware National Bank's main office, one located in its Margaretville branch, one located in its Davenport branch, one located in its Hobart branch, one located at Price Chopper Plaza in Delhi, New York, and one located on the campus of SUNY College of Technology at Delhi, Delhi, New York.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See *"Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance."*

A secondary source of income is non interest income, which is revenue that we receive from providing products and services. The majority of our non interest income generally comes from service charges (mostly from service charges on deposit accounts) and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

FDIC assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution. The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution's deposit assessment base, in order to cover losses to the Deposit Insurance Fund. Our special assessment amounted to $83,500 in 2009. In lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. Accordingly, an additional prepaid assessment of $828,721 was paid to cover such assessments.

Balance Sheet Analysis

General. At December 31, 2010, Delhi Bank Corp. had total consolidated assets of $194.6 million, an increase of 6.9% from total consolidated assets of $182.1 million at December 31, 2009. This increase in total consolidated assets was due primarily to an increase in lending activity in 2010. Interest-bearing deposits increased $15.3 million to $142.2 million, or 12.1%, at December 31, 2010 and advances from the Federal Home Loan Bank and correspondent banks and other borrowings including the capitalized lease obligation decreased $4.1 million, or 67.4%, to $2.0 million at December 31, 2010. Cash and cash equivalents at December 31, 2010, totaled $9.4 million, an increase of $3.7 million, or 63.9%, compared to $5.8 million at December 31, 2009. Investment securities available for sale increased $3.6 million in 2010 to $87.7 million, or 4.3%, from $84.1 million in 2009. Investment securities held to maturity at December 31, 2010 totaled $7.2 million, a decrease of $1.9 million, or 20.9%, compared to $9.1 million at December 31, 2009.

Total liabilities increased from $162.7 million at December 31, 2009 to $175.0 million at December 31, 2010, an increase of $12.3 million, due primarily to growth in interest bearing deposits. Borrowings including the capitalized lease obligation and advances were at $2.0 million at December 31, 2010 compared to $6.1 million at December 31, 2009. Total stockholders' equity increased from $19.4 million for the year ended December 31, 2009 to $19.5 million at December 31, 2010, or 1.0%, due to net income for the year offset by dividends declared and a decrease in unrealized gains on our available for sale securities portfolio.

Loans. The Delaware National Bank offers one-to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2010, The Delaware National Bank's loan portfolio totaled $78.2 million (including net unamortized deferred origination costs), representing approximately 40.2% of total assets. Approximately 61.4% of our loan portfolio at that date was comprised of fixed-rate residential real estate mortgage loans. Of our real estate mortgages, approximately $16.4 million, or 24.1% were secured by commercial or multifamily real estate.

The increase in our loan portfolio for the year ended December 31, 2010 resulted primarily from Increases in commercial lending and real estate lending.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts, deferred loan fees, and allowance for loan losses) at the dates indicated.

	At December 31,			
	2010		2009	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial, financial and agricultural	$ 4,798	6.20%	$ 3,693	5.18%
Real estate-construction	128	.17	246	.34
Real estate-mortgage	68,188	88.10	63,102	88.52
Installment and other consumer loans	4,281	5.53	4,247	5.96
Total loans	77,395	100.00%	71,288	100.00%
Less:				
Allowance for loan losses	968		769	
Net loans	$76,427		$70,519	

The table below shows the amount of loans held in our portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2010. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Commercial, Financial and Agricultural	Real Estate – Construction	Real Estate – Mortgage	Installment and Other Consumer Loans
		(In thousands)		
Amount due in:				
One year or less	$ 1,303	$ 128	$ 160	$ 1,513
More than one to five years	1,373	—	3,930	2,550
More than five years	2,122	—	64,098	218
Total	$ 4,798	$ 128	$68,188	$ 4,281

Of the aggregate of $74.3 million of loans due after one year after December 31, 2010, $22.2 million, or 29.9% of total loans, have floating or adjustable interest rate features and $52.0 million, or 70.1%, have fixed interest rates.

The following table sets forth at December 31, 2010 the dollar amount of all loans due more than one year after December 31, 2010 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable-Rate
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 2,156	$ 1,339
Real estate-construction	128	—
Real estate-mortgage	47,041	20,859
Installment and other consumer loans	2,768	—
Total	$52,093	$22,198

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2010, our investment portfolio totaled $94.9 million and represented approximately 48.8% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity.

Mortgage-backed securities and state and local government securities held to maturity at December 31, 2010 totaled $7.2 million, a decrease of $1.9 million, or 20.9%, compared to $9.1 million at December 31, 2009. Investment securities increased primarily due to growth in deposits not used to fund loan demand.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available for sale:				
U.S. Government and federal agencies	$11,538	$11,529	$16,691	$16,905
State and local government obligations	38,989	38,719	24,118	24,670
Mortgage-backed securities	35,961	36,984	40,353	41,538
Marketable equity securities	439	439	979	979
Other equity securities	49	49	49	49
Total available for sale	86,976	87,720	82,190	84,141
Held to maturity:				
Mortgage-backed securities	3,981	4,130	4,671	4,839
State and local government obligations	3,205	3,309	4,471	4,568
Total held to maturity	7,186	7,439	9,142	9,407
Total securities	$94,162	$95,159	$91,332	$93,548

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2010. Average yields are presented on a tax equivalent basis.

	As of December 31, 2010									
	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
	(Dollars in thousands)									
Securities:										
Available for sale:										
U.S. Government and federal Agencies	$ 17	6.14%	$ 2,701	3.96%	$ 936	4.30%	$ 7,875	4.11%	$ 11,529	4.09%
State and local government Obligations	198	5.54	7,969	5.32	12,916	5.35	17,636	5.12	38,719	5.24
Corporate debt securities										
Mortgage-backed securities			1,182	4.02	8,817	3.98	26,985	3.61	36,984	3.71
Total available for sale (3)	$ 215		$11,852		$ 22,669		$ 52,496		$ 87,232	
Held to maturity:										
Mortgage-backed securities	$ 101	6.55	$ 273	3.94	$ 697	4.20	$ 2,910	3.82	$ 3,981	3.97
State and local government obligations	1,749	2.37	1,033	4.94	364	5.97	59	6.90	3,205	3.69
Total held to maturity (3)	$ 1,850	2.60	$ 1,306	4.73	$ 1,061	4.81	$ 2,969	3.89	$ 7,186	3.84
Total securities	$ 2,065	2.90	$13,158	4.87	$ 23,730	4.79	$ 55,465	4.20	$ 94,418	4.41

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are stated on a tax-equivalent basis.
(3) Total does not include marketable equity securities and other equity securities.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of non interest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. Current economic conditions and our first full year of operations at the new branch have contributed to the increased deposits. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see "*Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts*."

Deposits increased $16.7 million, or 10.9%, to $169.6 million at December 31, 2010 from $152.9 million at December 31, 2009 primarily as a result of increased deposits into savings accounts due to competitive rates. The Delaware National Bank's local deposit market is very competitive, and The Delaware National Bank will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise The Delaware National Bank's interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the FHLB of New York to provide cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,			
	2010		2009	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 27,303	16.1%	$ 25,988	17.0%
Interest-bearing deposits:				
NOW accounts	19,460	11.5	18,990	12.4
Money markets	14,012	8.3	16,276	10.6
Savings	50,219	29.6	38,162	25.0
Time (in excess of $100,000)	20,062	11.8	16,577	10.9
Other time	38,501	22.7	36,867	24.1
Total interest-bearing deposits	142,254	83.9	126,872	83.0
Total deposits	$169,557	100.0%	$152,860	100.0%

The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,			
	2010		2009	
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 25,696		$ 24,718	—
Interest-bearing deposits:				
NOW accounts	19,205	.20%	19,095	.20%
Money markets	16,843	.70	16,610	.98
Savings	45,303	1.00	36,121	1.00
Time (in excess of $100,000)	12,715	2.13	23,050	1.61
Other time	44,179	2.50	35,556	3.14
Total interest-bearing deposits	138,245	1.43	130,432	1.57
Total deposits	$163,941	1.21%	$155,150	1.32%

At December 31, 2010, The Delaware National Bank had outstanding $20.1 million in certificates of deposit accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,000 or More	Balance
	(In thousands)
Three months or less	$ 9,739
Over three through twelve months	4,767
Over twelve months	5,556
Total	$20,062

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to supplement our supply of funds for loans and investments. As of December 31, 2010 and December 31, 2009, we had $1.7 million and $6.1 million, respectively, outstanding in correspondent bank and Federal Home Loan Bank advances. The decrease in borrowings in 2010 was primarily the result of our efforts to increase deposits which had lower rates than those charged by the Federal Home Loan Bank. We also incurred additional borrowings by $300,000 with a capital lease obligation which financed a new branch office in 2010.

Results of Operation for the Years Ended December 31, 2010 and December 31, 2009

Financial Highlights. Net income for the year ended December 31, 2010 was $1.5 million, or $1.04 per share, compared to net income of $1.4 million, or $.99 per share, for the year ended December 31, 2009.

Net Interest Income. Net interest income decreased by $.2 million, or 3.00%, to $5.8 million for 2010 from $6.0 million in the same period in 2009 due to a decrease in interest earned on securities. The net interest rate spread decreased to 3.05% for the year ended December 31, 2010 from 3.21% for the year ended December 31, 2009. The net interest margin decreased to 3.32% for the year ended December 31, 2010 from 3.52% for the year ended December 31, 2009. The decrease in average yields was the result of lower market interest rates.

Total interest income decreased to $8.0 million for the year ended December 31, 2010, or 4.8%, from $8.4 million for the year ended December 31, 2009. The decrease in interest income is primarily due to lower market rates of interest. Interest income earned on loans remained consistent at $4.5 million for the year ended December 31, 2010 and 2009. Interest income on investment securities decreased by $.4 million for the year ended December 31, 2010, or 10.0%, from 2009 as a result of lower market interest rates.

Interest expense on interest-bearing deposits remained consistent at to $2.0 million for the year ended December 31, 2010 and 2009. Although interest-bearing deposits increased from December 31, 2009 to December 31, 2010, the interest rates paid on those interest-bearing deposits decreased, resulting in little change in the interest expense. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings decreased in 2010 from $332,000 to $166,000 due to significant pay down of outstanding advances. The cost of funds decreased in 2010 as compared to 2009 primarily as a result of lower market interest rates.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. Based upon our analysis of these factors, management increased the provision for loan losses by $410,000 for the year ended December 31, 2010, compared to an increase of the provision by $215,000 for the same period in 2009, which was primarily due to normal adjustments to the provision for loan losses to reflect economic conditions and trends in the loan portfolio. The allowance for loan losses was $968,025, or 1.24% of total loans, as of December 31, 2010 as compared with $770,000, or 1.07% of total loans, as of December 31, 2009.

Noninterest Income. Noninterest income remained consistent at $1.7 million in 2010 and in 2009 as a result of increased gains on sale of investments offsetting reduced service charges and fee income.

The following table shows the components of noninterest income for the years ended December 31, 2010 and December 31, 2009.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2010	2009	
	(Dollars in thousands)		
Banking service charges and fees on deposit accounts	$ 494	$ 571	(13.49)%
Gain (loss) on securities available for sale	170	76	123.68
Other fees collected (1)	772	747	3.35
Other income (2)	216	223	(3.13)
Total	$1,652	$1,617	2.16%

(1) Other fees collected consist of trust department income, banking fees, late fees on loans and credit cards and ATM fees.
(2) Income earned on bank-owned life insurance.

Noninterest Expense. Noninterest expense increased in the year ended December 31, 2010 primarily due to an increase in salaries and employee benefits associated with the opening of a new branch offset by a decrease in other expenses attributable to lower FDIC premiums and reduced data processing fees. Other expenses consist primarily of OCC and FDIC assessments, director fees, data processing fees, office supplies, charitable contributions and legal expenses.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2009 to the year ended December 31, 2010.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2010	2009	
	(Dollars in thousands)		
Salaries and employee benefits	$3,021	$2,903	4.06%
Occupancy and equipment expense	1,091	1,046	4.30
Other real estate expense	14	170	(91.76)
Accounting services	129	145	(11.03)
Other expenses	1,403	1,329	5.57
Total	$5,658	$5,593	1.16

Income Tax Expense. The income tax benefit for the year ended December 31, 2010 was $72,000, reflecting an effective tax rate of (5.20%) compared to income tax expense of $397,000 for the year ended December 31, 2009, reflecting an effective tax rate of 22.17%. The decrease in the effective tax rate is primarily the result of the effects of tax-exempt interest income, the increase in cash surrender value of BOLI and alternative minimum tax adjustments.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2010			2009		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
			(Dollars in thousands)			
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$ 3,486	$ 36	1.03%	$ 2,087	$ 32	1.53%
Investment securities, net (1):						
Taxable	17,653	494	2.80	23,409	756	3.23
Non-taxable	33,640	1,197	3.56	27,942	1,047	3.75
Mortgage-backed securities, net (1)	45,307	1,742	3.84	44,769	2,013	4.50
Loans receivable, net (2)	74,783	4,494	6.01	71,667	4,518	6.30
Total interest-earning assets	174,869	7,963	4.55	169,874	8,366	4.92
Noninterest-earning assets	18,280			16,260		
Total assets	$193,149			$186,134		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$ 19,205	$ 39	.20	$ 19,095	$ 39	.20
Money markets	16,843	118	.70	16,610	162	.98
Savings	45,303	452	1.00	36,121	363	1.00
Certificates of deposit (in excess of $100,000)	12,715	271	2.13	23,050	371	1.61
Other certificates of deposit	44,179	1,103	2.50	35,556	1,115	3.14
Total deposits	138,245	1,983	1.43	130,432	2,050	1.57
Capital lease obligation and FHLB and correspondent bank advances	5,335	177	3.32	8,634	334	3.87
Total interest-bearing liabilities	143,580	2,160	1.50	139,066	2,384	1.71
Noninterest-bearing liabilities	29,502			28,036		
Total liabilities	173,082			167,102		
Stockholders' equity	20,067			19,032		
Total liabilities and stockholders' equity	$193,149			$186,134		
Net interest income		$ 5,803			$ 5,982	
Net interest rate spread (3)			3.05%			3.21%
Net interest margin (4)			3.32%			3.52%
Average interest-bearing assets to average interest-bearing liabilities			121.79%			122.15%

(1) Includes unamortized discounts and premiums.
(2) Amount is net of loans in process, net of deferred loan origination fees and allowance for loan losses and includes non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2010 Compared to Year Ended December 31, 2009		
	Increase (Decrease) Due to		
	Volume	Rate	Net
		(In thousands)	
Interest income:			
Interest-earning deposits in other banks	$ 17	$ (13)	$ 4
Investment securities, net:			
Taxable	(170)	(91)	(261)
Non-taxable	205	(55)	150
Mortgage-backed securities, net	24	(295)	(271)
Loans receivable, net	192	(217)	(25)
Total change in interest income	$ 268	$ (671)	$ (403)
Interest expense:			
Deposits:			
NOW accounts	$ —	$ —	$ —
Money markets	2	(46)	(44)
Savings	92	(2)	90
Time (in excess of $100,000)	(198)	98	(100)
Other time deposits	240	(253)	(13)
Capital lease obligation and FHLB advances	(114)	(43)	(157)
Total change in interest expense	22	(246)	(224)
Increase (decrease) in net interest income	$ 246	$ (425)	$ (179)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 180 days past due.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2010 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,	
	2010	**2009**
	(Dollars in thousands)	
Nonaccruing (1) (2)	$ 629	$1,331
Accruing, delinquent for 90 days or more(3)	$ 723	$ 674
Restructured loans not included in above amounts	—	—
Percentage of nonperforming loans to total loans	.81%	1.85%
Percentage of nonperforming loans to total assets	.32%	.73%
Percentage of nonperforming assets to total assets	.32%	.73%

(1) The gross interest income that would have been recorded in the period ended December 31, 2010, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $35,437. There was no interest income on these loans that was included in net income for the period ended December 31, 2010.
(2) The decrease in nonaccruing loans in 2010 was due to reductions and payoffs of principal balances.
(3) Loans delinquent as to principal or interest payments.

During the years ended December 31, 2010 and 2009, interest income of $35,437 and $110,090, respectively, would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. There was no in interest on such loans included in income during 2010 and no interest on such loans included in income during 2009.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require The Delaware National Bank to establish allowances for loan losses. If an asset or portion thereof is classified loss, The Delaware

National Bank must either establish specific allowances for loan losses in the amount of the portion of the asset classified loss, or charge off such amount. Federal examiners may disagree with The Delaware National Bank's classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner's classification of an asset, it may appeal this determination to the Office of the Comptroller of the Currency.

At December 31, 2010, The Delaware National Bank had $3.8 million in assets classified as substandard and $208,000 classified as doubtful and no assets classified as loss as compared to $4.8 million in assets classified as substandard and $41,000 in assets classified as doubtful or loss at December 31, 2009. The decrease in substandard loans was primarily due to the payoff of a commercial loan. In addition, at December 31, 2010, The Delaware National Bank had $2.6 million in assets classified as special mention as compared to $3.1 million in assets classified as special mention at December 31, 2009.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks in the portfolio. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

At December 31, 2010, the allowance for loan losses represented 1.24% of total loans, compared to 1.07% of total loans at December 31, 2009. The allowance for loan losses increased 25.84% from December 31, 2009 to December 31, 2010 due to an increase in historical charge offs and specific allocations made for loans classified as doubtful.

The following table sets forth a breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,					
	2010			2009		
	Amount	**Percent of Allowance to Total Allowance**	**Percent of Loans in Category to Total Loans**	**Amount**	**Percent of Allowance to Total Allowance**	**Percent of Loans in Category to Total Loans**
			(Dollars in thousands)			
Commercial, financial and agricultural	$220	23%	6%	$194	25%	5%
Real estate-construction	—	—	—	—	—	—
Real estate-mortgage	624	64	88	421	55	89
Installment and other consumer loans	123	13	6	143	19	6
Not specifically allocated	1	—	—	11	1	—
Total	$968	100%	100%	$769	100%	100%

Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

Any material increase in the allowance for loan losses may adversely affect our financial conditions and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Allowance at beginning of the period	$ 769	$ 734
Provision (credit)for loan losses	410	215
Charge-offs:		
Commercial, financial and agricultural	(29)	(1)
Real estate-construction	–	–
Real estate-mortgage	(174)	(175)
Installment and other consumer loans	(67)	(82)
Total charge-offs	(270)	(258)
Recoveries:		
Commercial, financial and agricultural	13	17
Real estate-construction	–	–
Real estate-mortgage	9	2
Installment and other consumer loans	37	59
Total recoveries	59	78
Net charge-offs	(211)	(180)
Allowance at end of period	$ 968	$ 769
Net charge-offs to average loans outstanding during the period	.28%	.25%
Allowance to total loans outstanding at the end of the period	1.24%	1.07%
Allowance to nonperforming loans	153.90%	57.78%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary funding activities consist of activity in deposit accounts and Federal Home Loan Bank of New York advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2010, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements"* and note 13 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 11 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2010, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the consolidated financial statements included in this offering circular.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The Board of Directors of Delhi Bank Corp. is presently composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since (2)	Term Expires
Raymond M. Christensen	73	Farmer and retired Special Assistant to New York State Commissioner of Agriculture and Markets.	2003	2011
Bruce J. McKeegan	53	Attorney and Sole Owner of McKeegan & McKeegan LLP.	2000	2011
Ann S. Morris	66	Retired President, CPA of Morris & Ronovech CPA, PC, a public accounting firm; Self-employed accountant.	2002	2011
Paul J. Roach	57	Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2012
Andrew F. Davis III	65	Director and Owner of D&D of Walton, Inc., an auto parts business	1991	2012
Robert W. Armstrong	48	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since 2005; Director and President of Delaware National Realty Corp; Former Treasurer of Delhi Bank Corp. from 1994 to 2004; Former Vice President, Treasurer, Cashier and Trust Officer of The Delaware National Bank from 1987 to 2004.	2005	2012
Michael E. Finberg	64	Director and President of Margaretville Bowl Ltd.; President of MMA Corp.; Owner of Reliable Tent.	1998	2013
Timothy C. Townsend	61	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank since 2003; Director of Delhi Telephone Company; Former President and Chief Executive Officer of Delhi Bank Corp. from 1994 to 2004; Former President and Chief Executive Officer of The Delaware National Bank from 1989 to 2004.	1989	2013

(1) As of December 31, 2010.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since
Peter V. Gioffe	38	Treasurer of Delhi Bank Corp. since 2005; Vice President and Cashier of The Delaware National Bank since 2005; Treasurer of Delaware National Realty Corp. since 2002.	2005
Suzanne L. MacDonald	59	Vice President of Delhi Bank Corp. since 2006; Vice President of Human Resources of The Delaware National Bank since 2005; Vice President of Delaware National Realty Corp. since 2006. Prior to 2005, Ms. MacDonald served as Assistant Vice President of Human Resources for The Delaware National Bank.	2005
Gretchen E. Rossley	40	Secretary of Delhi Bank Corp. since 2006; Vice President of Administration and Secretary of The Delaware National Bank since 2006; Secretary of Delaware National Realty Corp. since 2005. Prior to 2005, Ms. Rossley served as Assistant Vice President of Customer Service and as Internal Auditor for The Delaware National Bank.	2005

(1) As of December 31, 2010.

Director Compensation

In 2010, directors of The Delaware National Bank received $1,200 for each regular and special Board meeting attended and $400 for each annual and organizational meeting attended. Members of The Delaware National Bank's Audit Committee received $300 for each committee meeting attended. Non-employee directors who were members of all other committees of The Delaware National Bank received $180 for each committee meeting attended. Timothy C. Townsend, as Chairman of the Board of Delhi Bank Corp., received $2,400 for each regular or special Board meeting attended, $800 for each annual and organizational meeting attended and $360 for any committee meeting attended. In addition, our non-employee directors received $300 per day for attendance at seminars. Delhi Bank Corp. does not pay director fees.

Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by Delhi Bank Corp. to the three (3) highest paid persons who are executive officers of Delhi Bank Corp. and/or The Delaware National Bank as a group for 2010.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp.; Vice President of Delhi Bank Corp. and Vice President of Human Resources of The Delaware National Bank; Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank.	$402,470

(1) The group consists of three persons including Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank of Delhi, Suzanne L. MacDonald, Vice President of Delhi Bank Corp. and Vice President of Human Resources of The Delaware National Bank of Delhi and Peter V. Gioffe, Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank.

Salary Continuation Agreements

The Bank has entered into salary continuation agreements with the President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp., Vice President of Delhi Bank Corp and Vice President of Human Resources of The Delaware National Bank and the Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank.

The salary continuation with the President and Chief Executive Officer of The Delaware National Bank provides for an annual benefit, payable for 20 years, equal to 40% of the executive's highest annual rate of base salary in the three years preceding the later of the executive attaining the age of 55 or the date on which the executive terminates employment (the "President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 55. The agreement also provides for a disability benefit for a period of 20 years if the executive separates from service with the Bank on account of a disability before attaining age 55 equal to the President's Normal Retirement Benefit regardless of the executive's age on the date of disability. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the President's Normal Retirement Benefit and is payable in a lump sum. The agreement also provide for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation with the Vice President and Cashier of The Delaware National Bank provides for an annual benefit of $32,500, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the "Cashier's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with the Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the Cashier's Normal Retirement Benefit and is payable in a lump sum. The agreement also provide for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation with the Vice President of Human Resources of The Delaware National Bank provides for an annual benefit of $9,500, payable for 10 years, upon the executive's termination of employment on or after attaining the age of 62 for any reason other than death or a termination for specially-defined cause (the "Vice President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 62. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with the Bank on account of a disability before attaining age 62 equal to the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the Vice President's Normal Retirement Benefit and is payable in a lump sum. The agreement also provide for certain benefits to the executive's beneficiary upon the death of the executive.

Corporate Governance and Board Matters

Director Independence

The Company's Board of Directors currently consists of eight members, all of whom are considered independent under the regulations of the FDIC, except for Robert W. Armstrong, President and Chief Executive Officer of the Company and the Bank.

Committees of the Board of Directors

The following table identifies the members of our Audit Committee as of December 31, 2010.

Director	Audit Committee
Robert W. Armstrong	
Timothy C. Townsend	
Raymond Christensen	
Andrew F. Davis III	
Michael E. Finberg	X
Bruce J. McKeegan	
Ann S. Morris	X
Paul J. Roach	X*
Number of Meetings in 2010	5

* Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's accounting and reporting practices, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Board of Directors has determined that Paul J. Roach is an audit committee financial expert under the rules of the Securities and Exchange

Commission. All of the members of the Audit Committee are considered independent under the regulations of the FDIC.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank makes loans to executive officers and directors at reduced interest rates under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The following table reflects the aggregate amount of loans granted by the Bank to each named executive officer and director at December 31, 2010. These loans were performing according to their original terms at December 31, 2010.

Name	**Aggregate Loan Principal Outstanding at December 31, 2010**
Robert W. Armstrong *President and Chief Executive Officer*	$247,999
Peter V. Gioffe *Treasurer*	319,093
Raymond Christensen *Director*	87,350
Andrew F. Davis *Director*	113,434
Michael Finberg *Director*	66,889
Bruce J. Keegan *Director*	72,136
Ann S. Morris *Director*	264,706
Timothy C. Townsend *Director*	324,675

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, LLP, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank and its customers in the form of mortgage closing and related services. Amounts paid to McKeegan & McKeegan, LLP totaled approximately $30,900 in 2010 and $26,400 in 2009.

Stock Ownership

The following table sets forth, as of December 31, 2010, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Robert W. Armstrong	4,378 (4)	*
Peter V. Gioffe	3,652 (5)	*
Suzanne L. MacDonald	8,591 (6)	*
Gretchen E. Rossley	7,925 (7)	*
Raymond M. Christensen	1,821	*
Andrew F. Davis III	38,403 (8)	2.72
Michael E. Finberg	2,846 (9)	*
Bruce J. McKeegan	11,601 (10)	*
Ann S. Morris	1,575 (11)	*
Paul J. Roach	53,789 (12)	3.81
Timothy C. Townsend	2,692 (13)	*
All Executive Officers and Directors as a Group — (11) Persons in Total	137,273	9.74%

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.
(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.
(2) Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.
(3) Based on 1,410,036 shares outstanding as of December 31, 2010.
(4) Includes 3,679 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Armstrong.
(5) Shares represented reflect those held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Gioffe.
(6) Shares represented reflect those held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Ms. MacDonald.
(7) Includes 3,165 shares held jointly with Ms. Rossley's spouse and 4,682 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Ms. Rossley.
(8) Includes 5,640 shares held by Mr. Davis' spouse; 1,369 shares held as custodian for Mr. Davis' son and 2,214 shares held by D&D of Walton, Inc., of which he is the President. Includes 6,400 shares pledged as security.
(9) Includes 204 shares held jointly with Mr. Finberg's sons, 314 shares held jointly with Mr. Finberg's sister, 144 shares held jointly with Mr. Finberg's spouse and 20 shares held jointly with Mr. Finberg's daughter-in-law.
(10) Includes 5,150 shares held by Mr. McKeegan's spouse and 5,101 shares held by Robert J. McKeegan and Barbara McKeegan over which Mr. McKeegan held power of attorney.
(11) Includes 225 shares held by Ms. Morris' spouse.
(12) Includes 4,211 shares held jointly with Mr. Roach's wife, 676 shares held as custodian for Mr. Roach's son, 1,250 shares held by the Roach Family Scholarship Trust and 40,871 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.
(13) Includes one share held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Townsend.

To our knowledge, the only record owner of 10% or more of any class of our equity securities is Cede & Co. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB").

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. However, the capital adequacy requirements apply on a bank-only basis until a bank holding company's consolidated assets exceed $500 million.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.'s ability to pay dividends could also be restricted should The Delaware National Bank ever become "undercapitalized." See *"—Corrective Measures for Capital Deficiencies."*

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation."*

Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC's regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items (including certain recourse arrangements, direct credit substitutes and derivatives), are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulations based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less a percentage of certain nonfinancial investments and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of December 31, 2010, The Delaware National Bank's Tier 1 risk-weighted ratio was 22.39% and total capital risk-weighted ratio was 23.52%.

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System be 3.0% and that the minimum leverage ratio for any other depository institution be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of December 31, 2010, The Delaware National Bank's leverage ratio was 9.94%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

Undercapitalized institutions submit a capital restoration plan acceptable to the regulator, compliance with which must be guaranteed by any controlling holding company in an amount of up to the lesser of 5% of the bank's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. Agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. An undercapitalized depository institution is generally prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2010, The Delaware National Bank's limit on loans-to-one borrower was $2.3 million. At that date, The Delaware National Bank's largest lending relationship was $2.0 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition. Such assessments for The Delaware National Bank amounted to $67,811 for the year ended December 31, 2010.

Insurance of Deposit Accounts. The Delaware National Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. For calendar 2008, assessments ranged from five to forty-three basis points of each institution's deposit assessment base. Due to losses incurred by the Deposit Insurance Fund in 2008 as a result of failed institutions, and anticipated future losses, the Federal Deposit Insurance Corporation adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The Federal Deposit Insurance Corporation made further refinements to its risk-based assessment that were effective April 1, 2009 and that effectively made the range seven to $77^{1/2}$ basis points. The Federal Deposit Insurance Corporation may adjust rates uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the Federal Deposit Insurance Corporation assessment.

The Federal Deposit Insurance Corporation imposed on each insured institution a special emergency assessment of five basis points of total assets minus tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base on the same date) in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar special assessments during the fiscal two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009, subsequently extended until June 30, 2010. Certain senior unsecured debt issued by institutions and their holding companies between specified time frames could also be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. The Delaware National Bank made a business decision not to participate in the unlimited noninterest-bearing transaction account coverage and Delaware National Bank and Delhi Bank Corp. opted not to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the financing corporation to recapitalize a predecessor deposit insurance funds. That payment is established quarterly and for four quarters ended December 31, 2010 averaged 1.045 basis points of assessable deposits.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of the Comptroller of the Currency. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was "Satisfactory."

Consumer Laws and Regulations. The Delaware National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. Under Federal Reserve Board regulations, the Bank currently must maintain average daily reserves equal to 3% on aggregate transaction accounts up to and including $58.8 million, plus 10% on the remainder. The first $10.7 million of transaction accounts are exempt. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At December 31, 2010, the Bank met applicable Federal Reserve Board reserve requirements.

The Changing Regulatory Structure. Legislation that would affect The Delaware National Bank and Delhi Bank Corp. is, from time to time, introduced in Congress. The Obama Administration has proposed, and Congress is currently considering, legislation that would restructure the regulation of depository institutions. Proposals range from the merger of the Office of Thrift Supervision, which regulates federal thrifts, with the OCC to the creation of an independent federal agency that would assume the regulatory responsibilities of the Office of Thrift Supervision, FDIC, OCC and FRB. Also proposed is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions would be reduced under certain proposals as well.

Enactment of any of these proposals would revise the regulatory structure imposed on national banks and bank holding companies and could result in more stringent regulation. At this time, management has no way of predicting the contents of any final legislation, or whether any legislation will be enacted at all.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from the Company at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from the Company from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan"* and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (607) 746-0700.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Kilpatrick Townsend & Stockton LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Registered Public Accountants

The financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 in this offering circular have been audited by Dannible & McKee, LLP, our independent registered public accountants.

Index to Consolidated Financial Statements of Delhi Bank Corp.

Page

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on Consolidated Financial Statements

March 10, 2011

To the Board of Directors and Stockholders of
Delhi Bank Corp. and Subsidiary

We have audited the accompanying consolidated balance sheets of Delhi Bank Corp. and Subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delhi Bank Corp. and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dannible + McKee, LLP

DELHI BANK CORP.

CONSOLIDATED BALANCE SHEETS

Assets	December 31, 2010	December 31, 2009
Cash and due from banks	$ 3,456,826	$ 5,560,408
Interest bearing deposits with banks	5,982,372	199,294
Cash and cash equivalents	9,439,198	5,759,702
Available for sale securities	87,720,135	84,141,284
Held to maturity securities	7,185,577	9,141,742
Investment securities	94,905,712	93,283,026
Loans receivable	78,182,390	72,019,806
Less - Allowance for loan losses	968,025	769,235
Net loans	77,214,365	71,250,571
Premises and equipment, net	3,539,651	3,053,710
Bank owned life insurance	5,726,093	5,510,149
Accrued interest receivable and other assets	3,760,811	3,239,884
	13,026,555	11,803,743
Total assets	$ 194,585,830	$ 182,097,042
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing	$ 27,302,697	$ 25,988,013
Interest bearing	142,254,709	126,872,334
Total deposits	169,557,406	152,860,347
Accrued interest payable and other liabilities	3,449,643	3,797,919
Capitalized lease obligation	296,878	-
Advances from correspondent banks and Federal Home Loan Bank	1,727,601	6,082,410
Total liabilities	175,031,528	162,740,676
Stockholders' equity:		
Common stock - $1.00 par value; 5,000,000 shares authorized; 1,559,250 shares issued in 2010 and 2009	1,559,250	1,559,250
Additional paid-in capital	860,796	712,663
Retained earnings	18,945,097	18,285,536
Accumulated other comprehensive income	438,871	1,151,415
Treasury stock, at cost; 149,214 shares in 2010 and 162,589 shares in 2009	(2,249,712)	(2,352,498)
Total stockholders' equity	19,554,302	19,356,366
Total liabilities and stockholders' equity	$ 194,585,830	$ 182,097,042

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,	
	2010	2009*
Interest income:-		
Loans receivable	$ 4,493,751	$ 4,518,257
Investment securities:		
United States treasury and agency securities	465,650	690,484
Mortgage backed securities	1,741,553	2,012,606
State and local governments	1,197,038	1,046,976
Other	64,947	97,477
Total interest income	7,962,939	8,365,800
Interest expense	(2,160,086)	(2,384,434)
Net interest income	5,802,853	5,981,366
Provision for loan losses	(410,000)	(214,993)
Net interest income after provision for loan losses	5,392,853	5,766,373
Non-interest income:		
Service charges and fees	1,265,879	1,318,140
Net realized gain on sales of available for sale securities	169,721	75,665
Bank owned life insurance income and other	215,944	222,588
Total non-interest income	1,651,544	1,616,393
Non-interest expenses:		
Salaries and employee benefits	3,021,320	2,903,479
Occupancy	1,090,893	1,045,834
Other	1,545,817	1,643,226
Total non-interest expenses	5,658,030	5,592,539
Income before income taxes	1,386,367	1,790,227
(Benefit from) provision for income taxes	(72,143)	396,917
Net income	$ 1,458,510	$ 1,393,310
Earnings per share:		
Net income per share of common stock	$ 1.04	$ .99

* Reclassified - See Note 1.

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances, December 31, 2008 (Note 14)	$ 1,559,250	$ 634,879	$ 17,649,215	$ 483,595	$ (2,092,400)	$ 18,234,539
Comprehensive income:-						
Net income for 2009			1,393,310			1,393,310
Other comprehensive income:						
Changes in unrealized net gain on securities available for sale net of reclassification adjustment of $14,356 and taxes of $464,072				667,820		667,820
Total comprehensive income						20,295,669
Treasury stock transactions, net		77,784			(260,098)	(182,314)
Dividends declared - $.54 per share			(756,989)			(756,989)
Balances, December 31, 2009	1,559,250	712,663	18,285,536	1,151,415	(2,352,498)	19,356,366
Comprehensive income:-						
Net income for 2010			1,458,510			1,458,510
Other comprehensive income:						
Changes in unrealized net gain on securities available for sale net of reclassification adjustment of $116,149 and taxes of $495,355				(712,544)		(712,544)
Total comprehensive income						745,966
Treasury stock transactions, net		148,133			102,786	250,919
Dividends declared - $.57 per share			(798,949)			(798,949)
Balances, December 31, 2010	$ 1,559,250	$ 860,796	$ 18,945,097	$ 438,871	$ (2,249,712)	$ 19,554,302

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2010	2009
Increase in cash and cash equivalents		
Cash flows from operating activities:-		
Net income	$ 1,458,510	$ 1,393,310
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized gain from sales of available for sale securities	(169,721)	(75,665)
Premium amortization net of discount accretion	491,611	285,659
Provision for loan losses	410,000	214,993
Depreciation and amortization	288,104	279,805
Deferred taxes	(274,857)	17,600
Increase in bank owned life insurance	(215,944)	(222,588)
Increase in accrued interest receivable and other assets	(131,535)	(803,868)
Increase in accrued interest payable and other liabilities	20,225	24,618
Net cash provided by operating activities	1,876,393	1,113,864
Cash flows from investing activities:		
Purchases of available for sale securities	(56,350,440)	(35,612,119)
Proceeds from sales of available for sale securities	19,232,958	5,985,331
Proceeds from calls and maturities of available for sale securities	32,031,569	27,648,302
Purchases of held to maturity securities	(4,709,515)	(4,923,329)
Proceeds from maturities of held to maturity securities	6,643,150	4,008,371
Net (increase) decrease in loans receivable	(6,373,794)	552,656
Premises and equipment purchases, net	(474,045)	(246,299)
Net cash used for investing activities	(10,000,117)	(2,587,087)

- CONTINUED -

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(- CONTINUED -)

	Year ended December 31,	
	2010	2009
Cash flows from financing activities:		
Net increase in demand, savings, and NOW deposits	11,577,646	7,443,917
Net increase in other time deposits	5,119,413	6,311,778
Repayments on advances from Federal Home Loan Bank	(4,158,909)	(5,255,027)
Net decrease in Federal Home Loan Bank overnight line of credit	-	(3,500,000)
Advances from Bankers Bank	75,000	320,900
Repayments on advances from Bankers Bank	(270,900)	(125,000)
Repayments on capitalized lease obligation	(3,122)	-
Dividends paid	(786,827)	(748,326)
Purchases of treasury stock	(256,554)	(547,189)
Proceeds from sale of treasury stock	507,473	364,875
Net cash provided by financing activities	11,803,220	4,265,928
Net increase in cash and cash equivalents	3,679,496	2,792,705
Cash and cash equivalents, beginning of year	5,759,702	2,966,997
Cash and cash equivalents, end of year	$ 9,439,198	$ 5,759,702
Supplemental disclosures:		
Cash paid during the year for interest	$ 2,162,089	$ 2,414,657
Cash paid during the year for income taxes	$ 186,304	$ 394,500

Non-cash investing activity:

The Bank entered into a capitalized lease during the year in the amount of $300,000, as discussed in Note 5.

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Nature of operations - Delhi Bank Corp. (the "Company") provides a full range of commercial banking services to individual and small business customers through its wholly owned subsidiary, The Delaware National Bank of Delhi (the "Bank"). The Bank's operations are conducted in three branches in Delaware County, New York.

Basis of consolidation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and cash equivalents - Cash and cash equivalents are defined as the sum of cash and due from banks and Federal funds sold. Cash balances held by other financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation are subject to credit risk. From time to time, amounts held by the Bank may exceed the insured amounts.

Interest-bearing deposits with banks include certificates of deposit with the following maturities:

2011	$ 4,183,000
2012	1,095,000
2013	249,000
	$ 5,527,000

Concentration of credit risk - Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area and other areas of New York State. The concentrations of credit by type of loan are set forth in Note 4. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of 12% of primary capital as defined.

To reduce the credit risk associated with credit related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, and real estate.

Held to maturity securities - Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. The amortization of premiums and the accretion of discounts are recognized in interest income using methods, approximating the interest method, over the terms of the securities.

Available for sale securities - Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale are included in non-interest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are calculated on the trade date and determined using the specific-identification method.

Impairment of investment securities - In estimating other-than-temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Declines in fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans receivable - Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the estimated life of the loan using the interest method.

Loans are determined to be past due based upon contractual terms. Certain loans are placed on nonaccrual status when payments become ninety days past due unless the credit is well secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than when they become 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date, if collection of principal or interest is considered doubtful. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received after all principal has been collected.

Allowance for loan losses - The allowance for loan losses is maintained at a level, which in management's judgment is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A loan is considered impaired when based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The allowance is increased or decreased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change in the near term.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to current operations using straight-line and accelerated methods over the estimated useful lives of the assets or for leasehold improvements over the shorter of the lease term or the estimated useful life of the improvement. Maintenance and repairs are charged to operations as incurred.

Bank owned life insurance - Bank owned life insurance (BOLI) was purchased as a financing tool to fund certain employee benefits. The advantage of life insurance financing is the tax-preferred status of the increase in life insurance cash values and the death benefits and the cash flow generated at the death of the insured. BOLI is stated on the Company's consolidated balance sheet at its current cash surrender value. The cash surrender value of the BOLI is subject to credit risk and is dependent on the financial condition of the insurance carriers. Increases in BOLI's cash surrender value are reported as other non-interest income in the Company's consolidated income statement.

Foreclosed real estate - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs. Any losses based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new basis or fair value less cost to sell and are included in other assets. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property, based on periodic evaluations by management, are included in other non-interest expenses. Foreclosed real estate amounted to $104,500 and $67,102 at December 31, 2010 and 2009, respectively.

Income taxes - Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of investment securities available for sale, allowance for loan losses, deferred compensation, premises and equipment, deferred loan costs and foreclosed real estate.

The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Net deferred tax assets or liabilities are included in other assets or other liabilities in the accompanying balance sheet.

Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Pursuant to the Financial Accounting Standards Board (FASB) authoritative guidance on accounting for uncertainty in income taxes, the Company reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company is no longer subject to Federal and New York State examinations by tax authorities for years before 2007.

Advertising costs - The Bank expenses advertising costs as incurred. Advertising expense was $19,529 and $23,717 in 2010 and 2009, respectively.

Net income per share of common stock - Net income per share of common stock is based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding was 1,403,763 in 2010 and 1,402,191 in 2009.

Fair value disclosures - The FASB has issued authoritative guidance on fair value measurements. The guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

The FASB's authoritative guidance on disclosures about fair value of financial instruments requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. The guidance excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 12 - Fair Value Disclosures.

Off-balance-sheet financial instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Comprehensive income - The Company's only element of other comprehensive income is unrealized holding gains and losses on available for sale securities, which are reflected in the accompanying consolidated financial statements net of deferred income taxes. Accumulated other comprehensive income included unrealized gains on securities of $438,871, net of taxes of $304,978, and unrealized gains on securities of $1,151,415, net of taxes of $800,333, at December 31, 2010 and 2009, respectively.

Subsequent events - Management has evaluated subsequent events through the date that the consolidated financial statements were issued. There have been no subsequent events that would require disclosure or adjustment to the consolidated financial statements.

Reclassification - Certain amounts in the 2009 consolidated statement of income have been reclassified to conform to the 2010 presentation.

Note 2 - Restrictions on cash and amounts due from banks

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2010 and 2009, these reserve balances amounted to $589,000 and $526,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2010 and 2009, was $200,000.

Note 3 - Investment securities

The amortized cost and approximate fair values of investment securities are as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. government and Federal agencies	$ 11,538,234	$ 170,346	$ 179,548	$ 11,529,032
Mortgage backed securities	35,961,302	1,122,813	99,802	36,984,313
State and local governments	38,988,610	499,918	769,878	38,718,650
Marketable equity securities	439,000	-	-	439,000
Other securities	49,140	-	-	49,140
	86,976,286	1,793,077	1,049,228	87,720,135
Held to maturity				
Mortgage backed securities	3,980,870	149,340	-	4,130,210
Local government securities	3,204,707	103,903	-	3,308,610
	7,185,577	253,243	-	7,438,820
	$ 94,161,863	$ 2,046,320	$ 1,049,228	$ 95,158,955

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. government and Federal agencies	$ 16,690,529	$ 231,961	$ 17,810	$ 16,904,680
Mortgage backed securities	40,353,227	1,267,379	81,975	41,538,631
State and local governments	24,118,226	621,183	69,187	24,670,222
Marketable equity securities	978,611	-	-	978,611
Other equity securities	49,140	-	-	49,140
	82,189,733	2,120,523	168,972	84,141,284
Held to maturity				
Mortgage backed securities	4,671,024	168,147	434	4,838,737
Local government securities	4,470,718	97,111	-	4,567,829
	9,141,742	265,258	434	9,406,566
	$ 91,331,475	$ 2,385,781	$ 169,406	$ 93,547,850

Marketable equity securities consist primarily of Federal Home Loan Bank stock, Federal Reserve Bank stock and money market accounts and are carried at cost.

The amortized cost and fair market values of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 212,015	$ 215,513
Due after one through five years	10,345,101	10,669,779
Due after five through ten years	15,745,339	15,995,786
Due after ten years	33,171,230	32,508,221
Securities not due at a single maturity date	27,502,601	28,330,836
	$ 86,976,286	$ 87,720,135

	Held to Maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 1,749,006	$ 1,759,265
Due after one through five years	1,032,976	1,086,831
Due after five through ten years	363,667	396,692
Due after ten years	59,060	65,822
Securities not due at a single maturity date	3,980,868	4,130,210
	$ 7,185,577	$ 7,438,820

During 2010, the Bank sold securities available for sale for total proceeds of $19,232,958, resulting in gross realized gains of $169,721. During 2009, the Bank sold securities available for sale for total proceeds of $5,985,331, resulting in gross realized gains of $75,665.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2010					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and Federal agencies	$ 6,184,082	$ 213,801	$ -	$ -	$ 6,184,082	$ 213,801
Mortgage backed securities	6,675,109	26,698	312,365	17,623	6,987,474	44,321
State and local governments	17,996,523	791,106	-	-	17,996,523	791,106
	$ 30,855,714	$ 1,031,605	$ 312,365	$ 17,623	$ 31,168,079	$ 1,049,228
Held to Maturity						
Mortgage backed securities	$ -	$ -	$ -	$ -	$ -	$ -
State and local governments	-	-	-	-	-	-
	$ -	$ -	$ -	$ -	$ -	$ -

Unrealized losses on the above debt securities have not been recognized into earnings because the issuers of the securities are of high credit quality. Management has the ability and intent to hold these securities for the foreseeable future and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate. There are fifty-three securities represented in the above table.

	December 31, 2009					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and Federal agencies	$ 1,744,988	$ 17,810	$ -	$ -	$ 1,744,988	$ 17,810
Mortgage backed securities	3,979,414	19,963	500,096	62,012	4,479,510	81,975
State and local governments	2,101,868	9,227	367,405	59,960	2,469,273	69,187
	$ 7,826,270	$ 47,000	$ 867,501	$ 121,972	$ 8,693,771	$ 168,972
Held to Maturity						
Mortgage backed securities	$ 164,533	$ 257	$ 11,843	$ 177	$ 176,376	$ 434
State and local governments	-	-	-	-	-	-
	$ 164,533	$ 257	$ 11,843	$ 177	$ 176,376	$ 434

Investment securities with carrying amounts of $30,362,665 and $28,316,299 at December 31, 2010 and 2009, respectively, were pledged to secure deposits as required or permitted by law.

Note 4 - Loans receivable and allowance for loan losses

Loans receivable consisted of the following:

	December 31,	
	2010	2009
Real estate	$ 68,315,538	$ 63,347,817
Commercial and industrial	4,488,598	3,254,810
Consumer	4,280,726	4,246,950
Agricultural	309,258	438,116
	77,394,120	71,287,693
Net unamortized deferred origination costs	788,270	732,113
	$ 78,182,390	$ 72,019,806

The changes in the allowance for loan losses are as follows:

	Year ended December 31,	
	2010	2009
Balance at beginning of year	$ 769,235	$ 734,712
Provision for loan losses	410,000	214,993
Recoveries	59,731	77,575
Charge-offs	(270,941)	(258,045)
Balance at end of year	$ 968,025	$ 769,235

The loan portfolio includes certain loans that are considered impaired because, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Following is a summary of nonaccrual loans and impaired loans as of December 31, 2010, by class of financing receivables.

Impaired Loans

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an allowance recorded					
Commercial - Real estate	$ 475,651	$ 475,651	$ 58,362	$ 490,079	$ -
Commercial - Non Real estate	4,231	4,231	78	7,143	-
Agricultural - Real estate	-	-	-	-	-
Agricultural - Non Real estate	148,470	148,470	148,470	162,068	-
Residential	-	-	-	-	-
Consumer	-	-	-	-	-
Other	-	-	-	-	-
Totals					
Commercial	$ 479,882	$ 479,882	$ 58,440	$ 497,222	$ -
Agricultural	148,470	148,470	148,470	162,068	-
Residential	-	-	-	-	-
Consumer	-	-	-	-	-
Other	-	-	-	-	-

There are no commitments to loan additional funds to the borrowers of impaired loans. There were no impaired loans for which an allowance was not established.

At December 31, 2010, the allowance for loan losses and balance of financing receivables were composed of the following by portfolio segments:

	Commercial Real Estate	Commercial Non Real Estate	Agricultural Real Estate	Agricultural Non Real Estate	Residential	Consumer	Other	Total
Allowance for loan losses ending balance	$ 506,169	$ 58,784	$ 4,029	$ 161,224	$ 113,607	$ 119,761	$ 4,451	$ 968,025
Ending balance:								
Individually evaluated for impairment	$ 467,405	$ 38,668	$ -	$ 149,284	$ -	$ -	$ -	$ 655,357
Collectively evaluated for impairment	$ 38,764	$ 20,116	$ 4,029	$ 11,940	$ 113,607	$ 119,761	$ 4,451	$ 312,668
Financing receivables ending balance	$ 16,452,626	$ 4,423,955	$ 4,743,495	$ 309,258	$ 47,875,951	$ 4,312,462	$ 64,643	$ 78,182,390
Ending balance:								
Individually evaluated for impairment	$ 5,699,950	$ 697,070	$ -	$ 163,985	$ -	$ -	$ -	$ 6,561,005
Collectively evaluated for impairment	$ 10,752,676	$ 3,726,885	$ 4,743,495	$ 145,273	$ 47,875,951	$ 4,312,462	$ 64,643	$ 71,621,385

The Bank utilizes an internal independent loan review function to assign internal grades to commercial and agricultural loans. These grades are then utilized to classify loans for calculation of the allowance for loan losses by assigning a historical charge off percentage to each loan classification. Residential and consumer loans are not assigned a grade but are treated as homogenous loans and the allowance for loan losses for these loans is computed by using a historical charge off percentage applied to the entire loan category.

Following is a summary of the risk rating definition used by the Bank in its internal loan review process:

1. Superior Credit - The highest quality, superior debt capacity and coverage, superior management with depth, high quality and stable industry.

2. Satisfactory Credit - Acceptable credit with limited risk, satisfactory asset quality, average liquidity, may be highly leveraged, fair management, sufficient margins of protection.

3. Generally Acceptable Credit (requires monitoring) - Generally acceptable asset quality, below average liquidity, potentially inconsistent debt coverage, fully leveraged; warrants close supervision to avoid further deterioration.

4. Special Mention Credit - Credits in this category warrant loan officers and management's close attention and supervision. These credits have higher risk profiles but not to the point of justifying a classification of Substandard. Special Mention Credits are currently protected but have potential weaknesses, which may, if not checked or corrected, weaken the quality of the credit, deteriorate the repayment prospects or inadequately protect the Bank's credit position at some future date. Adverse trends in the borrower's operations or a deteriorating balance sheet, which has not reached the point where repayment is currently jeopardized, may justify this risk rating.

5. Substandard Credit - Credits risk rated Substandard must have a well-defined weakness(es) that jeopardize the timely liquidation of the debt. Although there may be the distinct possibility the Bank will sustain some loss if the deficiencies are not corrected, a Substandard rating does not necessarily imply a future loss.

6. Doubtful Credit - A credit classified doubtful has all the weaknesses inherent to one classified Substandard with the additional characteristic that the weaknesses make collection or liquidation in full based on currently existing facts, conditions or values, highly questionable and improbable. At the present time, the possibility of loss is high, however, because of certain important and reasonable pending factors, the amount and/or certainty of loss is not known.

7. Loss - Credits classified as losses are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This does not mean that the asset has absolutely no chance of recovery in the future.

Following is a summary of loans by credit quality and class as of December 31, 2010:

	Commercial Real Estate	Commercial Non Real Estate	Agricultural Real Estate	Agricultural Non Real Estate	Residential	Consumer	Other
Uncriticized	$ 10,752,676	$ 3,726,885	$ 4,743,495	$ 145,273	$ 47,875,951	$ 4,312,462	$ 64,643
Special Mention	2,416,883	185,688	-	-	-	-	-
Substandard	3,223,416	511,382	-	15,516	-	-	-
Doubtful	59,651	-	-	148,469	-	-	-
Loss	-	-	-	-	-	-	-
Total	$ 16,452,626	$ 4,423,955	$ 4,743,495	$ 309,258	$ 47,875,951	$ 4,312,462	$ 64,643

Financing receivables aged by class are as follows at December 31, 2010:

	30-59 Days Past Due	60-89 Days Past Due	Greater > 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing
Commercial - Real estate	$ -	$ 177,491	$ 298,160	$ 475,651	$ 15,976,975	$ 16,452,626	$ -
Commercial - Non real estate	-	4,231	-	4,231	4,419,724	4,423,955	-
Agricultural - Real estate	-	-	-	-	4,743,495	4,743,495	-
Agricultural - Non real estate	-	-	148,470	148,470	160,788	309,258	-
Residential	344,911	362,550	722,925	1,430,386	46,445,565	47,875,951	722,925
Consumer	16,459	4,999	-	21,458	4,291,004	4,312,462	-
Other	-	-	-	-	64,643	64,643	-
Total	$ 361,370	$ 549,271	$ 1,169,555	$ 2,080,196	$ 76,102,194	$ 78,182,390	$ 722,925

Note 5 - Premises and equipment

Premises and equipment consisted of the following:

	December 31,	
	2010	2009
Land and buildings	$ 4,313,468	$ 4,020,771
Furniture and equipment	2,376,746	2,202,382
Capitalized lease asset	300,000	-
	6,990,214	6,223,153
Less - Accumulated depreciation	3,450,563	3,169,443
	$ 3,539,651	$ 3,053,710

The Bank entered into a building lease agreement in 2010 related to a new branch operation. The Bank will make monthly payments of $2,450 through July 1, 2015, monthly payments of $2,695 from August 1, 2015 through July 1, 2020, and monthly payments of $2,965 from August 1, 2020 through July 1, 2025. The lease contains an option for three additional five-year extensions. The lease is accounted for as a capital lease in accordance with FASB guidance. For the year ended December 31, 2010, amortization expense was $3,122 and is included in depreciation expense in the accompanying consolidated statement of income for the year ended December 31, 2010. Accumulated amortization as of December 31, 2010, is $3,122 and is included in accumulated depreciation above. At December 31, 2010, the future minimum lease payments are as follows:

2011	$ 29,400
2012	29,400
2013	29,400
2014	29,400
2015 and thereafter	359,200
	476,800
Amount representing interest	179,922
Present value of payments	$ 296,878

Note 6 - Deposits

Time deposits in denominations of $100,000 and over were $20,062,374 and $16,576,961 at December 31, 2010 and 2009, respectively.

At December 31, 2010, scheduled maturities of time deposits are as follows:

2011	$ 35,203,979
2012	12,062,551
2013	4,286,235
2014	2,494,102
2015	4,516,636
	$ 58,563,503

Note 7 - Advances from Federal Home Loan Bank

During 2009, the Company entered into an advance credit facility agreement with another financial institution with a maximum borrowing limit of $1,000,000 bearing interest at prime plus .50%, subject to a floor of 5.00% and is due July 1, 2011. The credit facility requires the Company and the Bank to meet certain requirements. The Company and the Bank were in compliance with these requirements at December 31, 2010. There were no outstanding borrowings on this line of credit as of December 31, 2010. There was $195,900 outstanding on this line of credit as of December 31, 2009.

The Bank had an advance agreement with the Federal Home Loan Bank (FHLB), which included an overnight line of credit and a companion one month repricing line of credit. The FHLB terminated the overnight line of credit and companion one month re-pricing line of credit program during 2010. The maximum FHLB borrowing limit was based on the Bank's qualified assets as defined by the FHLB and its investment in FHLB stock. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any line of credit borrowing or advances. At December 31, 2010, there were no outstanding advances on the overnight line of credit.

The Bank currently has an advance agreement with the FHLB. The borrowing availability is based on the collateral pledged at the FHLB less any advances currently outstanding. The Bank had $19,790,831 available at December 31, 2010.

The Bank also had the following advances outstanding from the FHLB:

	December 31,	
	2010	2009
Term loan dated May 2007, payable in monthly instalments of $47,350, including interest at 5.15% through May 2012	$ 818,525	$ 1,330,186
Term loan dated January 2008, payable in monthly instalments of $36,330, including interest at 3.44% through January 2013	909,076	1,306,324
Advance dated May 2006, with payments of interest only at 5.58%, due May 2010	-	1,250,000
Advance dated September 2008, with payments of interest only at 3.13%, matured September 2010	-	2,000,000
	$ 1,727,601	$ 5,886,510

At December 31, 2010, scheduled maturities of advances from FHLB are as follows:

2011	$ 949,774
2012	705,380
2013	72,447
	$ 1,727,601

Interest expense on the above borrowings was $166,406 and $332,077 for the years ended December 31, 2010 and 2009, respectively.

Note 8 - Income taxes

Net deferred tax assets and liabilities include the following components:

	December 31,	
	2010	2009
Deferred tax assets	$ 1,398,862	$ 1,009,470
Deferred tax liabilities	(540,535)	(1,101,654)
Net deferred tax assets (liabilities)	$ 858,327	$ (92,184)

These amounts are included in the caption accrued interest receivable and other assets and accrued interest payable and other liabilities on the balance sheet at December 31, 2010 and 2009.

The consolidated provision for income taxes consisted of the following:

	Year ended December 31,	
	2010	2009
Current	$ 202,714	$ 379,317
Deferred	(274,857)	17,600
	$ (72,143)	$ 396,917

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primarily due to the effects of tax-exempt interest income and the increase in cash surrender value of BOLI. At December 31, 2010, the Company has approximately $290,000 of Alternative Minimum Tax (AMT) credit carryfowards to offset AMT in future periods. These carryforwards do not expire.

Note 9 - Pension and postretirement benefits

The Bank sponsors two defined contribution plans, a 401(k) plan and an employee stock ownership plan (ESOP), which covers substantially all employees meeting eligibility requirements. Eligible employees may contribute a percentage of their annual earnings to the plans. In the 401(k) plan, the Bank contributes 100% of the first 5% of compensation deferred. In the ESOP, the Bank contributes 100% of the first 5% of compensation deferred. Expense recognized in 2010 and 2009 under these plans totaled $158,968 and $138,309, respectively. One of the plans is a non-leveraged ESOP. The ESOP held 115,953 and 106,181 of the Company's stock at December 31, 2010 and 2009, with a market value of $2,435,019 and $2,123,625, respectively. The ESOP shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Bank also has individual deferred compensation arrangements with certain key executives and directors, which provide supplemental retirement benefits. The total of these obligations was $2,242,729 and $2,194,556 at December 31, 2010 and 2009, respectively. Expense related to these arrangements was $249,273 and $205,987 in 2010 and 2009, respectively.

Note 10 - Related party transactions

The Bank has entered into transactions with the Company's and the Bank's executive officers, directors, significant stockholders and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2010, was $2,253,748. During 2010, new loans to such related parties amounted to $691,657 and repayments amounted to $300,915. The aggregate amount of loans outstanding to such related parties at December 31, 2009, was $1,863,006. During 2009, new loans to such related parties amounted to $762,387 and repayments amounted to $274,986.

The Bank held deposits of $252,713 and $200,463 for related parties at December 31, 2010 and 2009, respectively.

A director of the Company provides professional legal services to the Company. Fees for these services were $30,900 in 2010 and $26,400 in 2009.

Note 11 - Financial instruments with off-balance-sheet risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments summarized as follows:

	December 31,	
	2010	2009
Real estate mortgage loans	$ 6,072,211	$ 6,081,859
Commercial credit lines	3,060,105	3,141,451
Consumer credit lines	2,650,601	2,256,679
Standby letters of credit	198,859	258,859
	$ 11,981,776	$ 11,738,848

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Note 12 - Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

- Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option-pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets or liabilities.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities valued at fair value. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2010:				
Securities available for sale	$ -	$ 87,720,135	$ -	$ 87,720,135
December 31, 2009:				
Securities available for sale	$ -	$ 84,141,284	$ -	$ 84,141,284

FASB issued guidance on disclosures about fair value of financial instruments and requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments not measured at fair value on a recurring basis:

Cash and due from banks and Federal funds sold - The carrying amounts reported in the balance sheet for cash and due from banks and Federal funds sold approximate those assets' fair value.

Loans receivable - For variable rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable - The carrying amount of accrued interest receivable approximates fair value.

Deposits - The fair values disclosed for demand, savings and NOW deposits are equal to their carrying amounts. The fair value of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of contractual maturities on such time deposits.

Accrued interest payable - The carrying amount of accrued interest payable approximates fair value.

Capital lease obligation and advances from correspondent banks - The fair value of variable rate advances from the correspondent banks are based upon carrying amounts. The fair value of fixed rate advances and the capital lease obligation are estimated using discounted cash flow analyses based on the Banks' current incremental borrowing rates for similar types of borrowings.

	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and due from banks	$ 3,456,826	$ 3,456,826	$ 5,560,408	$ 5,560,408
Interest bearing deposits with banks	5,982,372	5,982,372	199,294	199,294
Investment securities	94,905,712	95,158,955	93,283,026	93,547,850
Loans, net of allowance	77,214,365	78,290,000	71,250,571	72,522,000
Accrued interest receivable	1,001,496	1,001,496	808,940	808,940
Liabilities:				
Deposits	$ 169,557,406	$ 157,982,000	$ 152,860,347	$ 139,437,000
Accrued interest payable	85,214	85,214	87,129	87,129
Advances from correspondent banks	1,727,601	1,780,000	6,082,410	6,036,000
Capital lease obligation	296,878	296,000	-	-

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The fair values of off-balance-sheet financial instruments are not significant.

Note 13 - Regulatory matters

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank. The Company's retained earnings available for the payment of dividends was $2,276,316 as of December 31, 2010.

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk weighted assets, and of Tier 1 capital to average assets as defined in the regulations. Management believes that, as of December 31, 2010, the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2009, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual	Actual	For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total capital (to risk weighted assets)	$ 20,132,000	23.5%	$ 6,842,000	8.0%	$ 8,553,000	10.0%
Tier I capital (to risk weighted assets)	$ 19,164,000	22.4%	$ 3,421,000	4.0%	$ 5,132,000	6.0%
Tier I capital (to average assets)	$ 19,164,000	9.9%	$ 7,716,000	4.0%	$ 9,645,000	5.0%
As of December 31, 2009:						
Total capital (to risk weighted assets)	$19,234,000	23.1%	$ 6,667,000	8.0%	$ 8,334,000	10.0%
Tier I capital (to risk weighted assets)	$18,465,000	22.2%	$ 3,334,000	4.0%	$ 5,000,000	6.0%
Tier I capital (to average assets)	$18,465,000	10.2%	$ 7,271,000	4.0%	$ 9,089,000	5.0%

Note 14 - Stock split

On December 18, 2009, the Board of Directors declared a stock dividend, which has been recorded in the form of a three-for-two stock split. The stock dividend was paid on December 30, 2009. All common stock, additional paid in capital, share and per share amounts in the consolidated financial statements have been adjusted retroactively for the split.

DELHI BANK CORP. & SUBSIDIARY

Delhi Bank Corp.

DIRECTORS

Timothy C. Townsend - Chairman of the Board

Robert W. Armstrong

Raymond Christensen

Andrew F. Davis III

Michael E. Finberg

Bruce J. McKeegan

Ann S. Morris

Paul J. Roach

OFFICERS

Robert W. Armstrong - President

Suzanne L. MacDonald - Vice President

Peter V. Gioffe - Treasurer

Gretchen E. Rossley - Secretary

The Delaware National Bank of Delhi Executive Officers

Robert W. Armstrong - President & CEO

Gretchen E. Rossley - Vice President of Administration

Peter V. Gioffe - Vice President, Cashier

Duane R. Sturdevant - Vice President, Lending

Deirdre A. Hillis - Vice President, Lending

Terry A. Mostert - Vice President of Customer Service

David E. Wakin - Vice President of Information Systems

Suzanne L. MacDonald - Vice President of Human Resources

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

185,000 Shares of Common Stock

OFFERING CIRCULAR

April 19, 2011

PART III

EXHIBITS

Exhibit No.	Description
2.1	Charter of Delhi Bank Corp.*
2.2	Bylaws of Delhi Bank Corp.*
4.1	Authorization Form*
6.1	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of March 16, 2005
6.2	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Peter V. Gioffe dated as of December 29, 2009
6.3	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Suzanne L. MacDonald dated as of December 29, 2009
10.1	Consent of Dannible & McKee, LLP
10.2	Consent of Kilpatrick Townsend & Stockton LLP
11.1	Opinion of Kilpatrick Townsend & Stockton LLP*

---

* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on April 19, 2011.

DELHI BANK CORP.



By: Robert W. Armstrong
Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Robert W. Armstrong	Director, President and Chief Executive Officer	April 19, 2011



Peter V. Gioffe	Treasurer	April 19, 2011
Timothy C. Townsend	Chairman of the Board	_______, 2011



Raymond Christensen	Director	April 19, 2011



Andrew F. Davis III	Director	April 19, 2011
Michael E. Finberg	Director	_______, 2011



Bruce J. McKeegan	Director	April 19, 2011



Ann S. Morris	Director	April 19, 2011



Paul J. Roach	Director	April 19, 2011

Exhibit 6.1

Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong

DELAWARE NATIONAL BANK OF DELHI
SALARY CONTINUATION AGREEMENT

THIS AGREEMENT is adopted this 16th day of MARCH, 2005, by and between **THE DELAWARE NATIONAL BANK OF DELHI**, a national bank located in Delhi, New York (the "**BANK**"), and **ROBERT W. ARMSTRONG** (the "**EXECUTIVE**").

INTRODUCTION

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide salary continuation benefits to the Executive. The Bank will pay the benefits from its general assets.

AGREEMENT

The Bank and the Executive agree as follows:

ARTICLE 1
DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

"ACTUARIAL EQUIVALENT" shall mean a benefit of equivalent current value to the benefit which could otherwise have been provided to the Executive, computed on the basis of the discount rates, mortality tables and other assumptions applicable under Section 417(e) of the Code in determining the actuarial equivalent of payments.

"CHANGE OF CONTROL" A "Change in Control" shall be deemed to have occurred in any of the following events:

(i) Merger: Delhi Bank Corp. ("the "Company") merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation.

(ii) Acquisition of Significant Share Ownership: a report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's voting securities, but this clause (b) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(iii) Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company's or the Bank's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's or the Bank's Board of Directors; provided, however, that for purposes of this clause (iii), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who

were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(iv) Sale of Assets: The Company or the Bank sells to a third party all or substantially all of its assets.

"CODE" means the Internal Revenue Code of 1986, as amended.

"DISABILITY" means the Executive's suffering a sickness, accident or injury to such an extent that the Executive is receiving long-term benefits from the carrier of any individual or group disability insurance policy covering the Executive, or from the Social Security Administration. The Executive must submit proof to the Bank of the carrier's or Social Security Administration's determination upon the request of the Bank.

"EFFECTIVE DATE" means January 1, 2005.

"EARLY TERMINATION" means the Executive, prior to Normal Retirement Age, has terminated employment with the Bank for reasons other than Termination for Specially-Defined Cause, Disability, or Death.

"NORMAL RETIREMENT AGE" means the Executive's 55th birthday.

"NORMAL RETIREMENT BENEFIT" means an annual benefit equal to 40% of the Executive's highest annual rate of base salary in the three years preceding his Normal Retirement Date.

"NORMAL RETIREMENT DATE" means the later of the Normal Retirement Age or the date on which Termination of Employment, as defined below, occurs.

"TERMINATION OF EMPLOYMENT" means that the Executive ceases to be employed by the Bank for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Bank.

"YEARS OF SERVICE" means the Executive's years of employment with the Bank, commencing on the Executive's hire date and including partial years of employment.

ARTICLE 2
LIFETIME BENEFITS

2.1 NORMAL RETIREMENT BENEFIT. Upon Termination of Employment on or after the Normal Retirement Age for reasons other than death, the Bank shall pay to the Executive in lieu of any other benefit under this Agreement. The Bank shall pay the Normal Retirement Benefit to the Executive commencing with the month following the Executive's Normal Retirement Date, paying the Normal Retirement Benefit to the Executive for a period of 20 years.

2.2 EARLY TERMINATION BENEFIT. Upon Early Termination, the Bank shall pay to the Executive the benefit described in this Section 2.2 in lieu of any other benefit under this Agreement. The Early Termination benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of service. Payment of the Early Termination benefit shall be made in the form of five annual payments equal to $1/5^{th}$ of the accrued liability balance with the first payment made in the month following the Executive's termination date.

2.3 DISABILITY BENEFIT. If the Executive or the Bank terminates employment due to Disability prior to Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement. The amount of the Disability benefit is the Normal Retirement Benefit determined without regard to the Executive's age at Termination of Employment. The Bank shall pay the Disability benefit under this Section 2.3 to the Executive commencing with the month following Executive's Termination of Employment, paying the Disability benefit to the Executive for a period of 20 years.

2.4 CHANGE IN CONTROL. If the Executive terminates employment within two years following a Change in Control and prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement. The annual amount of the Change in Control benefit is the Normal Retirement Benefit determined without regard to the Executive's age at Termination of Employment. The Bank shall pay the Change in Control benefit under this Section 2.4 to the Executive not later than 30 days after his Termination of Employment in a lump sum that is the Actuarial Equivalent of the annual benefit determined under this Section 2.4.

ARTICLE 3
DEATH BENEFITS

3.1 DEATH DURING ACTIVE SERVICE. If the Executive dies while in the active service of the Bank, the Bank shall pay to the Executive's beneficiary the benefit described in this Section 3.1 in lieu of any other benefits under this Agreement. The annual amount of the Death Benefit under this Section 3.1 is the Normal Retirement Benefit determined without regard to the Executive's age at death. The Bank shall pay the Death benefit under this Section 3.1 to the Executive's beneficiary commencing with the month following the Executive's death, paying the Death benefit to the Executive's beneficiary for a period of 20 years.

3.2 DEATH DURING PAYMENT OF A LIFETIME BENEFIT. If the Executive dies after any lifetime benefit payments have commenced under Article 2 of this Agreement but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive's beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 DEATH AFTER TERMINATION OF EMPLOYMENT BUT BEFORE PAYMENT OF A LIFETIME BENEFIT COMMENCES. If the Executive is entitled to a lifetime benefit under Article 2 of this Agreement, but dies prior to the commencement of said benefit payments, the Bank shall pay the same benefit payments to the Executive's beneficiary that the Executive was entitled to prior to death except that the benefit payments shall commence on the first day of the month following the date of the Executive's death.

ARTICLE 4
BENEFICIARIES

4.1 BENEFICIARY DESIGNATIONS. The Executive shall designate a beneficiary by filing a written designation with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and received by the Bank during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

4.2 FACILITY OF PAYMENT. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefit.

ARTICLE 5
GENERAL LIMITATIONS

5.1 TERMINATION FOR SPECIALLY-DEFINED CAUSE. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Bank terminates the Executive's employment for:

(i) The willful and continued failure by the Executive to substantially perform his duties with the Bank (other than any such failure resulting from incapacity due to physical or mental illness), after a demand for specific performance is delivered to the Executive by the Board which identifies individual goals and objectives which must be accomplished to remedy the Executive's performance, as well as provides rationale as to the reason the Board believes that he has not historically substantially performed his duties;

(ii) Commission of a felony or of a gross misdemeanor involving moral turpitude; or

(iii) Fraud, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in an adverse effect on the Bank. For purposes of this paragraph, no act, or failure to act, on the Executive's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Specially-Defined Cause unless and until there have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire authorized membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice and an opportunity for the Executive, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board he was guilty of conduct set forth above and specifying the particulars thereof.

ARTICLE 6
CLAIMS AND REVIEW PROCEDURE

6.1 CLAIMS PROCEDURE. An Executive or beneficiarywho has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 INITIATION - WRITTEN CLAIM. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

6.1.2 TIMING OF BANK RESPONSE. The Bank shall respond to such claimant within 45 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.3 NOTICE OF DECISION. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii) A reference to the specific provisions of the Agreement on which the denial is based;

(iii) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(iv) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

6.2 REVIEW PROCEDURE. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1 INITIATION - WRITTEN REQUEST. To initiate the review, the claimant, within 60 days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

6.2.2 ADDITIONAL SUBMISSIONS - INFORMATION ACCESS. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

6.2.3 CONSIDERATIONS ON REVIEW. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 TIMING OF BANK RESPONSE. The Bank shall respond in writing to such claimant within 45 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5 NOTICE OF DECISION. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii) A reference to the specific provisions of the Agreement on which the denial is based;

(iii) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

ARTICLE 7
AMENDMENTS AND TERMINATION

This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive; provided, however, that the Bank may amend this Agreement without the Executive's written consent to the extent such amendment is, in the judgment of the Bank's outside counsel, necessary to conform the Agreement to the requirements of Section 409A of the Code and the regulations thereunder.

ARTICLE 8
MISCELLANEOUS

8.1 BINDING EFFECT. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

8.2 NO GUARANTEE OF EMPLOYMENT. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

8.3 NON-TRANSFERABILITY. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

8.4 REORGANIZATION. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another Bank, firm, or person unless such succeeding or continuing Bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event or upon a Change of Control, the term "BANK" as used in this Agreement shall be deemed to refer to the successor or survivor Bank.

8.5 TAX WITHHOLDING. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

8.6 APPLICABLE LAW. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by federal law.

8.7 UNFUNDED ARRANGEMENT. The Executive and any beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Bank to which the Executive and beneficiary have no preferred or secured claim.

8.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

8.9 ADMINISTRATION. The Bank shall have powers which are necessary to administer this Agreement, including but not limited to:

(i) Establishing and revising the method of accounting for the Agreement;

(ii) Maintaining a record of benefit payments; and

(iii) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

IN WITNESS WHEREOF, the parties to this Agreement set forth above consent to the terms of this Agreement.

THE DELAWARE NATIONAL BANK OF DELHI

By 

Title Vice President

EXECUTIVE:



Exhibit 6.2

Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Peter V. Gioffe

DELAWARE NATIONAL BANK OF DELHI
SALARY CONTINUATION AGREEMENT

THIS AGREEMENT is adopted this 29th day of December 2009, by and between THE DELAWARE NATIONAL BANK OF DELHI, a national bank located in Delhi, New York (the "BANK"), and PETER V. GIOFFE (the "EXECUTIVE").

INTRODUCTION

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide salary continuation benefits to the Executive. The Bank will pay the benefits from its general assets.

AGREEMENT

The Bank and the Executive agree as follows:

ARTICLE 1
DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

"ACTUARIAL EQUIVALENT" shall mean a benefit of equivalent current value to the benefit which could otherwise have been provided to the Executive, computed on the basis of the discount rates, mortality tables and other assumptions applicable under Section 417(e) of the Code in determining the actuarial equivalent of payments.

"CHANGE OF CONTROL" shall be deemed to have occurred in any of the following events:

(i) Merger: Delhi Bank Corp. ("the "Company") merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation.

(ii) Acquisition of Significant Share Ownership: a report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's voting securities, but this clause (b) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(iii) Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company's or the Bank's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's or the Bank's Board of Directors; provided, however, that for purposes of this clause (iii), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who

were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(iv) Sale of Assets: The Company or the Bank sells to a third party all or substantially all of its assets.

"CODE" means the Internal Revenue Code of 1986, as amended.

"DISABILITY" means the Executive's suffering a sickness, accident or injury to such an extent that the Executive is receiving long-term benefits from the carrier of any individual or group disability insurance policy covering the Executive, or from the Social Security Administration. The Executive must submit proof to the Bank of the carrier's or Social Security Administration's determination upon the request of the Bank.

"EFFECTIVE DATE" means January 1, 2009.

"EARLY TERMINATION" means the Executive, prior to Normal Retirement Age, has terminated employment with the Bank for reasons other than Termination for Specially-Defined Cause, Disability, or Death.

"NORMAL RETIREMENT AGE" means the Executive attaining age 60.

"NORMAL RETIREMENT DATE" means the later of the Normal Retirement Age or the date on which Termination of Employment, as defined below, occurs.

"TERMINATION OF EMPLOYMENT" means that the Executive ceases to be employed by the Bank for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Bank.

"YEARS OF SERVICE" means the Executive's years of employment with the Bank, commencing on the Executive's hire date and including partial years of employment.

ARTICLE 2
LIFETIME BENEFITS

2.1 NORMAL RETIREMENT BENEFIT. Upon the Executive's Termination of Employment on or after attaining his Normal Retirement Age for any reason other than death or a Termination for Specially-Defined Cause, the Bank shall distribute to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Agreement.

2.1.1 AMOUNT OF BENEFIT. The annual benefit under this Section 2.1 is thirty-two thousand five hundred dollars ($32,500).

2.1.2 DISTRIBUTION OF BENEFIT. The Bank shall commence payment of the annual benefit on the first business day of the month following the Executive's Termination of Employment. The annual benefit shall be distributed to the Executive for twenty (20) years.

2.2 EARLY TERMINATION BENEFIT. The Early Termination benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of services, vesting at 1/24th per year. Payment of the Early Termination Benefit shall be made in the form of five annual payments equal to 1/5th of the accrued liability balance with the first payment being made in the month following the Executive's termination date.

2.3 DISABILITY BENEFIT. If the Executive experiences a Disability which results in a Termination of Employment prior to Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement. The amount of the Disability Benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of service, without regard to vesting. The Bank shall pay the Disability benefit under this Section 2.3 to the Executive commencing with the month following Executive's Termination of Employment, paying the Disability benefit to the Executive for a period of ten (10) years.

2.4 CHANGE IN CONTROL. If the Executive terminates employment within two years following a Change in Control and prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement. The annual amount of the Change in Control benefit is the Normal Retirement Benefit determined without regard to the Executive's age at Termination of Employment. The Bank shall pay the Change in Control benefit under this Section 2.4 to the Executive not later than 30 days after his Termination of Employment in a lump sum that is the Actuarial Equivalent of the annual benefit determined under this Section 2.4.

ARTICLE 3
DEATH BENEFITS

3.1 DEATH DURING ACTIVE SERVICE. If the Executive dies prior to Termination of Employment of the Bank, the Bank shall pay to the Executive's beneficiary the benefit described in this Section 3.1 in lieu of any other benefits under this Agreement. The amount of the Death Benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of services, without regard to vesting. The Bank shall pay the Death benefit under this Section 3.1 to the Executive's beneficiary commencing with the month following the Executive's death, paying the Death benefit to the Executive's beneficiary for a period of ten (10) years.

3.2 DEATH DURING DISTRIBUTION OF A BENEFIT. If the Executive dies after benefit payments have commenced under Article 2 of this Agreement, but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive's beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 DEATH AFTER TERMINATION OF EMPLOYMENT BUT BEFORE BENEFIT DISTRIBUTIONS COMMENCE. If the Executive is entitled to a benefit distribution under this Agreement, but dies prior to the commencement of said benefit payments, the Bank shall pay the same benefit payments to the Executive's beneficiary that the Executive was entitled to prior to death except that the benefit payments shall commence on the first day of the month following the date of the Executive's death.

ARTICLE 4
BENEFICIARIES

4.1 BENEFICIARY DESIGNATIONS. The Executive shall designate a beneficiary by filing a written designation with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and received by the Bank during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

4.2 FACILITY OF PAYMENT. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefit.

ARTICLE 5
GENERAL LIMITATIONS

5.1 TERMINATION FOR SPECIALLY-DEFINED CAUSE. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Bank terminates the Executive's employment for:

(i) The willful and continued failure by the Executive to substantially perform his duties with the Bank (other than any such failure resulting from incapacity due to physical or mental illness), after a demand for specific performance is delivered to the Executive by the Board which identifies individual goals and objectives which must be accomplished to remedy the Executive's performance, as well as provides rationale as to the reason the Board believes that he has not historically substantially performed his duties;

(ii) Commission of a felony or of a gross misdemeanor involving moral turpitude; or

(iii) Fraud, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in an adverse effect on the Bank. For purposes of this paragraph, no act, or failure to act, on the Executive's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Specially-Defined Cause unless and until there have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire authorized membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice and an opportunity for the Executive, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board he was guilty of conduct set forth above and specifying the particulars thereof.

ARTICLE 6
CLAIMS AND REVIEW PROCEDURE

6.1 CLAIMS PROCEDURE. An Executive or beneficiary who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 INITIATION - WRITTEN CLAIM. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

6.1.2 TIMING OF BANK RESPONSE. The Bank shall respond to such claimant within 45 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.3 NOTICE OF DECISION. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii) A reference to the specific provisions of the Agreement on which the denial is based;

(iii) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(iv) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

6.2 REVIEW PROCEDURE. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1 INITIATION - WRITTEN REQUEST. To initiate the review, the claimant, within 60 days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

6.2.2 ADDITIONAL SUBMISSIONS - INFORMATION ACCESS. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

6.2.3 CONSIDERATIONS ON REVIEW. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 TIMING OF BANK RESPONSE. The Bank shall respond in writing to such claimant within 45 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5 NOTICE OF DECISION. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii) A reference to the specific provisions of the Agreement on which the denial is based;

(iii) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

ARTICLE 7
AMENDMENTS AND TERMINATION

This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive; provided, however, that the Bank may amend this Agreement without the Executive's written consent to the extent such amendment is, in the judgment of the Bank's outside counsel, necessary to conform the Agreement to the requirements of Section 409A of the Code and the regulations thereunder.

ARTICLE 8
MISCELLANEOUS

8.1 BINDING EFFECT. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

8.2 NO GUARANTEE OF EMPLOYMENT. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

8.3 NON-TRANSFERABILITY. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

8.4 REORGANIZATION. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another Bank, firm, or person unless such succeeding or continuing Bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event or upon a Change of Control, the term "BANK" as used in this Agreement shall be deemed to refer to the successor or survivor Bank.

8.5 TAX WITHHOLDING. The Bank shall withhold any taxes that are required to be withheld under this Agreement.

8.6 APPLICABLE LAW. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by federal law.

8.7 UNFUNDED ARRANGEMENT. The Executive and any beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Bank to which the Executive and beneficiary have no preferred or secured claim.

8.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

8.9 COMPLIANCE WITH CODE SECTION 409A. This Agreement shall be interpreted and administered consistent with Code Section 409A; provided, however, the Bank shall be under no obligation to indemnify the Executive for any tax liabilities incurred by the Executive with respect to the Agreement, including but not limited to Code Section 409A.

8.10 ADMINISTRATION. The Bank shall have powers which are necessary to administer this Agreement, including but not limited to:

(i) Establishing and revising the method of accounting for the Agreement;

(ii) Maintaining a record of benefit payments; and

(iii) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.11 NON-COMPETITION AND NON-SOLICITATION PROVISION. In consideration of the benefits provided to the Executive under this Agreement, the Executive acknowledges that the following restrictions shall apply:

(i) During the period of Executive's employment with the Bank and for a period of two (2) years thereafter, the Executive shall not, without the prior written consent of Bank, directly or indirectly, whether or not for compensation, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of a similar type financial institution, whose products or activities compete with the products or activities of Bank or its affiliates within a fifty (50) mile radius of the offices of the Bank, provided, however, that the Executive may purchase or otherwise acquire up to (but not more than) five (5%) percent of any class of securities of any enterprise (but without otherwise actively participating in the management of such enterprise).

(ii) The Executive will not, directly or indirectly, either for himself or any other Person (as defined herein), (i) induce or attempt to induce any employee of Bank to leave the employ of Bank, (ii) in any way interfere with the relationship between Bank and any of its employees, (iii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of Bank, or (iv) induce or attempt to induce any customer, supplier, licensee, or business relation of Bank to cease doing business with Bank, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of Bank. The Executive will not, directly or indirectly, either for himself or any other Person (which term shall include an individual, trust, estate, corporation, limited liability company, savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, mortgage company or similar type financial institution) solicit the business of any Person known to the Executive to be a customer of Bank, with respect to products or activities which compete with the products or activities of Bank.

(iii) The Executive agrees that, given the nature of his position at the Bank, the restrictions set forth in Section 8.11(i) and (ii) above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Bank in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that, in the event of any breach by the Executive of any of the provisions of Section 8.11, monetary damages alone will not adequately compensate the Bank for its losses and, therefore, the Bank shall be entitled to any and all legal or equitable relief available, specifically including, but not limited to, injunctive relief, and the Executive shall be liable for costs and expenses, including attorneys' fees, incurred by the Bank as a result of its taking action to enforce, or recover for, any breach of Section 8.11. The restrictions contained in Section 8.11 shall be construed and interpreted in any judicial proceeding to permit its enforcement to the maximum extent permitted by law.

IN WITNESS WHEREOF, the parties to this Agreement set forth above consent to the terms of this Agreement.

THE DELAWARE NATIONAL BANK OF DELHI



By____________________________

Title PRESIDENT / CEO

EXECUTIVE:



Peter V. Gioffe

US2008 1031255 1

Exhibit 6.3

**Salary Continuation Agreement by and between
The Delaware National Bank of Delhi and Suzanne L. MacDonald**

DELAWARE NATIONAL BANK OF DELHI
SALARY CONTINUATION AGREEMENT

THIS AGREEMENT is adopted this 29th day of December 2009, by and between THE DELAWARE NATIONAL BANK OF DELHI, a national bank located in Delhi, New York (the "BANK"), and SUZANNE L. MACDONALD (the "EXECUTIVE").

INTRODUCTION

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide salary continuation benefits to the Executive. The Bank will pay the benefits from its general assets.

AGREEMENT

The Bank and the Executive agree as follows:

ARTICLE 1
DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

"ACTUARIAL EQUIVALENT" shall mean a benefit of equivalent current value to the benefit which could otherwise have been provided to the Executive, computed on the basis of the discount rates, mortality tables and other assumptions applicable under Section 417(e) of the Code in determining the actuarial equivalent of payments.

"CHANGE OF CONTROL" shall be deemed to have occurred in any of the following events:

(i) Merger: Delhi Bank Corp. ("the "Company") merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation.

(ii) Acquisition of Significant Share Ownership: a report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's voting securities, but this clause (b) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(iii) Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company's or the Bank's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's or the Bank's Board of Directors; provided, however, that for purposes of this clause (iii), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who

were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(iv) Sale of Assets: The Company or the Bank sells to a third party all or substantially all of its assets.

"CODE" means the Internal Revenue Code of 1986, as amended.

"DISABILITY" means the Executive's suffering a sickness, accident or injury to such an extent that the Executive is receiving long-term benefits from the carrier of any individual or group disability insurance policy covering the Executive, or from the Social Security Administration. The Executive must submit proof to the Bank of the carrier's or Social Security Administration's determination upon the request of the Bank.

"EFFECTIVE DATE" means January 1, 2009.

"EARLY TERMINATION" means the Executive, prior to Normal Retirement Age, has terminated employment with the Bank for reasons other than Termination for Specially-Defined Cause, Disability, or Death.

"NORMAL RETIREMENT AGE" means the Executive attaining age 62.

"NORMAL RETIREMENT DATE" means the later of the Normal Retirement Age or the date on which Termination of Employment, as defined below, occurs.

"TERMINATION OF EMPLOYMENT" means that the Executive ceases to be employed by the Bank for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Bank.

"YEARS OF SERVICE" means the Executive's years of employment with the Bank, commencing on the Executive's hire date and including partial years of employment.

ARTICLE 2
LIFETIME BENEFITS

2.1 NORMAL RETIREMENT BENEFIT. Upon the Executive's Termination of Employment on or after attaining his Normal Retirement Age for any reason other than death or a Termination for Specially-Defined Cause, the Bank shall distribute to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Agreement.

2.1.1 AMOUNT OF BENEFIT. The annual benefit under this Section 2.1 is nine thousand five hundred dollars ($9,500).

2.1.2 DISTRIBUTION OF BENEFIT. The Bank shall commence payment of the annual benefit on the first business day of the month following the Executive's Termination of Employment. The annual benefit shall be distributed to the Executive for ten (10) years.

2.2 EARLY TERMINATION BENEFIT. The Early Termination benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of services, vesting at 1/5th per year. Payment of the Early Termination Benefit shall be made in the form of five annual payments equal to 1/5th of the accrued liability balance with the first payment being made in the month following the Executive's termination date.

2.3 DISABILITY BENEFIT. If the Executive experiences a Disability which results in a Termination of Employment prior to Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement. The amount of the Disability Benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of service, without regard to vesting. The Bank shall pay the Disability benefit under this Section 2.3 to the Executive commencing with the month following Executive's Termination of Employment, paying the Disability benefit to the Executive for a period of ten (10) years.

2.4 CHANGE IN CONTROL. If the Executive terminates employment within two years following a Change in Control and prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement. The annual amount of the Change in Control benefit is the Normal Retirement Benefit determined without regard to the Executive's age at Termination of Employment. The Bank shall pay the Change in Control benefit under this Section 2.4 to the Executive not later than 30 days after his Termination of Employment in a lump sum that is the Actuarial Equivalent of the annual benefit determined under this Section 2.4.

ARTICLE 3
DEATH BENEFITS

3.1 DEATH DURING ACTIVE SERVICE. If the Executive dies prior to Termination of Employment of the Bank, the Bank shall pay to the Executive's beneficiary the benefit described in this Section 3.1 in lieu of any other benefits under this Agreement. The amount of the Death Benefit is the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the Participant's termination of services, without regard to vesting. The Bank shall pay the Death benefit under this Section 3.1 to the Executive's beneficiary commencing with the month following the Executive's death, paying the Death benefit to the Executive's beneficiary for a period of ten (10) years.

3.2 DEATH DURING DISTRIBUTION OF A BENEFIT. If the Executive dies after benefit payments have commenced under Article 2 of this Agreement, but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive's beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 DEATH AFTER TERMINATION OF EMPLOYMENT BUT BEFORE BENEFIT DISTRIBUTIONS COMMENCE. If the Executive is entitled to a benefit distribution under this Agreement, but dies prior to the commencement of said benefit payments, the Bank shall pay the same benefit payments to the Executive's beneficiary that the Executive was entitled to prior to death except that the benefit payments shall commence on the first day of the month following the date of the Executive's death.

ARTICLE 4
BENEFICIARIES

4.1 BENEFICIARY DESIGNATIONS. The Executive shall designate a beneficiary by filing a written designation with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and received by the Bank during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

4.2 FACILITY OF PAYMENT. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefit.

ARTICLE 5
GENERAL LIMITATIONS

5.1 TERMINATION FOR SPECIALLY-DEFINED CAUSE. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Bank terminates the Executive's employment for:

(i) The willful and continued failure by the Executive to substantially perform his duties with the Bank (other than any such failure resulting from incapacity due to physical or mental illness), after a demand for specific performance is delivered to the Executive by the Board which identifies individual goals and objectives which must be accomplished to remedy the Executive's performance, as well as provides rationale as to the reason the Board believes that he has not historically substantially performed his duties;

(ii) Commission of a felony or of a gross misdemeanor involving moral turpitude; or

(iii) Fraud, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in an adverse effect on the Bank. For purposes of this paragraph, no act, or failure to act, on the Executive's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Specially-Defined Cause unless and until there have been delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire authorized membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice and an opportunity for the Executive, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board he was guilty of conduct set forth above and specifying the particulars thereof.

ARTICLE 6
CLAIMS AND REVIEW PROCEDURE

6.1 CLAIMS PROCEDURE. An Executive or beneficiary who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 INITIATION - WRITTEN CLAIM. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

6.1.2 TIMING OF BANK RESPONSE. The Bank shall respond to such claimant within 45 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.3 NOTICE OF DECISION. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii) A reference to the specific provisions of the Agreement on which the denial is based;

(iii) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(iv) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

6.2 REVIEW PROCEDURE. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1 INITIATION - WRITTEN REQUEST. To initiate the review, the claimant, within 60 days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

6.2.2 ADDITIONAL SUBMISSIONS - INFORMATION ACCESS. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

6.2.3 CONSIDERATIONS ON REVIEW. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 TIMING OF BANK RESPONSE. The Bank shall respond in writing to such claimant within 45 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 45 days by notifying the claimant in writing, prior to the end of the initial 45-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5 NOTICE OF DECISION. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(i) The specific reasons for the denial;

(ii) A reference to the specific provisions of the Agreement on which the denial is based;

(iii) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and

ARTICLE 7
AMENDMENTS AND TERMINATION

This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive; provided, however, that the Bank may amend this Agreement without the Executive's written consent to the extent such amendment is, in the judgment of the Bank's outside counsel, necessary to conform the Agreement to the requirements of Section 409A of the Code and the regulations thereunder.

ARTICLE 8
MISCELLANEOUS

8.1 BINDING EFFECT. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

8.2 NO GUARANTEE OF EMPLOYMENT. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

8.3 NON-TRANSFERABILITY. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

8.4 REORGANIZATION. The Bank shall not merge or consolidate into or with another Bank, or reorganize, or sell substantially all of its assets to another Bank, firm, or person unless such succeeding or continuing Bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event or upon a Change of Control, the term "BANK" as used in this Agreement shall be deemed to refer to the successor or survivor Bank.

8.5 TAX WITHHOLDING. The Bank shall withhold any taxes that are required to be withheld under this Agreement.

8.6 APPLICABLE LAW. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by federal law.

8.7 UNFUNDED ARRANGEMENT. The Executive and any beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Bank to which the Executive and beneficiary have no preferred or secured claim.

8.8 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

8.9 COMPLIANCE WITH CODE SECTION 409A. This Agreement shall be interpreted and administered consistent with Code Section 409A; provided, however, the Bank shall be under no obligation to indemnify the Executive for any tax liabilities incurred by the Executive with respect to the Agreement, including but not limited to Code Section 409A.

8.10 ADMINISTRATION. The Bank shall have powers which are necessary to administer this Agreement, including but not limited to:

(i) Establishing and revising the method of accounting for the Agreement;

(ii) Maintaining a record of benefit payments; and

(iii) Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

8.11 NON-COMPETITION AND NON-SOLICITATION PROVISION. In consideration of the benefits provided to the Executive under this Agreement, the Executive acknowledges that the following restrictions shall apply:

(i) During the period of Executive's employment with the Bank and for a period of two (2) years thereafter, the Executive shall not, without the prior written consent of Bank, directly or indirectly, whether or not for compensation, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of a similar type financial institution, whose products or activities compete with the products or activities of Bank or its affiliates within a fifty (50) mile radius of the offices of the Bank, provided, however, that the Executive may purchase or otherwise acquire up to (but not more than) five (5%) percent of any class of securities of any enterprise (but without otherwise actively participating in the management of such enterprise).

(ii) The Executive will not, directly or indirectly, either for himself or any other Person (as defined herein), (i) induce or attempt to induce any employee of Bank to leave the employ of Bank, (ii) in any way interfere with the relationship between Bank and any of its employees, (iii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of Bank, or (iv) induce or attempt to induce any customer, supplier, licensee, or business relation of Bank to cease doing business with Bank, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of Bank. The Executive will not, directly or indirectly, either for himself or any other Person (which term shall include an individual, trust, estate, corporation, limited liability company, savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, mortgage company or similar type financial institution) solicit the business of any Person known to the Executive to be a customer of Bank, with respect to products or activities which compete with the products or activities of Bank.

(iii) The Executive agrees that, given the nature of his position at the Bank, the restrictions set forth in Section 8.11(i) and (ii) above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Bank in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that, in the event of any breach by the Executive of any of the provisions of Section 8.11, monetary damages alone will not adequately compensate the Bank for its losses and, therefore, the Bank shall be entitled to any and all legal or equitable relief available, specifically including, but not limited to, injunctive relief, and the Executive shall be liable for costs and expenses, including attorneys' fees, incurred by the Bank as a result of its taking action to enforce, or recover for, any breach of Section 8.11. The restrictions contained in Section 8.11 shall be construed and interpreted in any judicial proceeding to permit its enforcement to the maximum extent permitted by law.

IN WITNESS WHEREOF, the parties to this Agreement set forth above consent to the terms of this Agreement.

THE DELAWARE NATIONAL BANK OF DELHI

By ______________________________

Title PRESIDENT / CEO

EXECUTIVE:

____
Suzanne L. MacDonald

US2008 1031074 2

Exhibit 10.1

Consent of Dannible & McKee, LLP

CONSENT

We hereby consent to the inclusion of our report dated March 17, 2011, on our audit of the financial statements of Delhi Bank Corp. as of December 31, 2010 and 2009, to be included in Delhi Bank Corp.'s Amendment No. 10 to the Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission.

Dannible & McKee, LLP

Dannible & McKee, LLP

April 19 , 2011
Syracuse, New York

Exhibit 10.2

Consent of Kilpatrick Townsend & Stockton LLP

KILPATRICK TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

CONSENT

We hereby consent to the references to this firm and our opinion in, and the inclusion of our opinion as an exhibit to the Offering Statement on Form 1-A filed by Delhi Bank Corp. (the "Company"), and all amendments thereto, relating to the Dividend Reinvestment and Optional Cash Purchase Plan through which the Company is offering its common stock.



KILPATRICK TOWNSEND & STOCKTON LLP

By: ______________________________
Christina M. Gattuso

Dated this 19th day of April 2011